Exhibit 99.3

Management’s Discussion and Analysis February 14, 2018

Management’s Discussion and Analysis

Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on steelmaking coal, copper, zinc and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are the world’s second-largest seaborne exporter of steelmaking coal, an important producer of copper and one of the world’s largest producers of mined zinc. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. In addition, we own an interest in the Fort Hills oil sands mining and processing operation, as well as interests in other oil sands assets in the Athabasca region of Alberta. We actively explore for copper, zinc and gold.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 14, 2018 and should be read in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2017. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS). In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures” on page 53 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 61, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

Teck 2017 Management’s Discussion and Analysis

Business Unit Results

The table below shows a summary of our production of our major commodities for the last five years and estimated production for 2018.

Five-Year Production Record and Our Estimated Production in 2018

Units in 000’s (excluding steelmaking coal and molybdenum)		2013	2014	2015	2016	2017	2018 estimate(3)

Principal Products

Steelmaking coal	million tonnes	25.6	26.7	25.3	27.6	26.6	26.5

Copper(1)	tonnes	364	333	358	324	287	278

Zinc
Contained in concentrate	tonnes	623	660	658	662	659	658
Refined	tonnes	290	277	307	312	310	308

Energy (bitumen)(2)	million barrels	–	–	–	–	–	8.3

Other Products
Lead
Contained in concentrate	tonnes	97	123	124	128	116	97
Refined	tonnes	86	82	84	99	87	70

Molybdenum contained in concentrate	million pounds	8.3	5.9	4.4	7.7	11.2	6.8

Notes:

(1)	We include 100% of the production and sales from Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina. Copper production includes cathode production at Quebrada Blanca. Zinc contained in concentrate production includes co-product production from our copper business unit.
(2)	Guidance for Teck’s share of production in 2018 is at our estimated working interest of 21.3%. It is based on Suncor’s outlook for 2018 Fort Hills production which was provided at their previous working interest of 53.06% and is 20,000 to 40,000 barrels per day in Q1, 30,000 to 50,000 barrels per day in Q2, 60,000 to 70,000 barrels per day in Q3, and 80,000 to 90,000 barrels per day in Q4. Production estimates for Fort Hills could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project.
(3)	Production estimate for 2018 represents the mid-range of our production guidance.

Teck 2017 Management’s Discussion and Analysis

Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$

	2017	% chg	2016	% chg	2015	2017	% chg	2016	% chg	2015

Steelmaking coal (realized — $/tonne)	176	+53%	115	+24%	93	229	+50%	153	+31%	117
Copper (LME cash — $/pound)	2.80	+27%	2.21	-11%	2.49	3.64	+24%	2.94	-8%	3.19
Zinc (LME cash — $/pound)	1.31	+38%	0.95	+9%	0.87	1.70	+35%	1.26	+14%	1.11
Exchange rate (Bank of Canada)
US$1 = CAD$	1.30	-2%	1.33	+4%	1.28
CAD$1 = US$	0.77	+2%	0.75	-4%	0.78

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit for the past three years are summarized in the following table.

	Revenues			Gross Profit Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Steelmaking coal	$6,152	$4,144	$3,049	$3,769	$2,007	$906	$3,044	$1,379	$200
Copper	2,400	2,007	2,422	1,154	788	931	618	190	426
Zinc	3,496	3,147	2,784	1,173	984	805	967	830	655
Energy	–	2	4	–	2	3	–	(3)	(2)

Total	$12,048	$9,300	$8,259	$6,096	$3,781	$2,645	$4,629	$2,396	$1,279

Note:

(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Teck 2017 Management’s Discussion and Analysis

Steelmaking Coal

In 2017, our six steelmaking coal operations in Western Canada produced 26.6 million tonnes of steelmaking coal, with sales of 26.8 million tonnes. The majority of our sales are to the Asia-Pacific region, with lesser amounts going primarily to Europe and the Americas. Our long-term production capacity is approximately 27 million tonnes, and we have total proven and probable reserves of 922 million tonnes of steelmaking coal.

Progress continued on two projects at Elkview and Fording River operations in 2017. The Baldy Ridge Extension project allows Elkview to extend the current life of mine and increase its production of high-quality coal. Mining this area commenced in the first quarter of 2017, with first coal release expected in 2020. Mining in the Swift area at Fording River commenced in the first quarter of 2017 and the project is expected to sustain the operations’ current production levels in the future. Construction will continue in 2018, and further mine development is expected to continue until 2022.

Coal Mountain Operations will operate as planned until mid-2018, before transitioning to closure as reserves are depleted in the current mining area. Coal Mountain produces approximately 2.5 million tonnes of steelmaking coal annually. The Elk Valley operations continue to work to replace Coal Mountain’s production with coal from other mines.

A new five-year collective agreement was reached at Cardinal River Operations in 2017. With this agreement in place, all of the unionized employees within the steelmaking coal business unit are under contract until at least May 31, 2019.

In 2017, our steelmaking coal business unit accounted for 51% of revenue and 62% of gross profit before depreciation and amortization.

($ in millions)	2017	2016	2015

Revenues	$6,152	$4,144	$3,049
Gross profit before depreciation and amortization(1)	$3,769	$2,007	$906
Gross profit	$3,044	$1,379	$200
Production (million tonnes)	26.6	27.6	25.3
Sales (million tonnes)	26.8	27.0	26.0

Note:

(1)	Gross profit before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Operations

Gross profit before depreciation and amortization increased in 2017, primarily due to higher steelmaking coal prices. Gross profit was $3.0 billion, a 121% increase over 2016, primarily due to higher coal prices.

Our average realized selling price in 2017 increased to US$176 per tonne, compared with US$115 per tonne in 2016 and US$93 per tonne in 2015. Effective April 1, 2017, steel mills and most steelmaking coal producers agreed on an index-linked pricing mechanism based on the average of key premium steelmaking coal spot price assessments to replace the negotiated quarterly benchmark.

Sales volumes were 26.8 million tonnes in 2017, slightly lower than our record sales volumes in 2016. This

Teck 2017 Management’s Discussion and Analysis

was mainly due to lower sales in the first quarter of 2017 as a result of logistics issues and customers delaying purchasing as they reduced inventories built in the fourth quarter of 2016. Concurrently, customers further delayed purchases due to rapidly correcting steelmaking coal prices.

Our 2017 production of 26.6 million tonnes declined by 1.0 million tonnes from 2016, primarily due to difficult weather conditions, higher employee turnover and geotechnical issues experienced in the first half of the year.

The cost of product sold in 2017, before transportation and depreciation, was $52 per tonne, compared with $43 per tonne in 2016 (excluding one-time collective agreement settlement charges). This cost increase was a result of lower first quarter sales volumes and logistics issues at Westshore Terminals that led to plant shutdowns as mine site storage was full. In addition, material movement fell below plan due to difficult weather conditions, higher employee turnover and geotechnical issues at Cardinal River and Line Creek operations. These issues, combined with a number of operations mining in recently permitted areas with higher strip ratios, led to a drawdown in raw coal during the first three quarters of 2017. Contract miners were mobilized to maintain production levels, resulting in higher costs per tonne.

Capital spending in 2017 included $112 million for sustaining capital, $55 million for major enhancements to maintain long-term production capacity and $506 million on stripping activities.

Elk Valley Water Management

As previously disclosed, we continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), which was approved in the fourth quarter of 2014 by the British Columbia (B.C.) Minister of Environment. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In accordance with the Plan, we have constructed the first water treatment facility contemplated by the Plan.

We had previously announced that we are working to address an issue regarding selenium compounds in effluent from the first active water treatment facility (AWTF) at Line Creek Operations. We have successfully tested an additional treatment step to address the issue, and are proceeding with construction of plant modifications, to be completed in the third quarter of 2018 at a cost of approximately $17 million. We will commence construction of our next AWTF at Fording River Operations in the second quarter of 2018, using the same treatment process as West Line Creek and incorporating the additional design changes to address selenium compounds. In 2017, we constructed our first saturated fill project at Elkview Operations, at a total cost of $41 million, and commissioned the project in January 2018. This alternative treatment strategy has the potential to replace AWTFs in the future and/or to enhance our ability to meet the objectives of the Elk Valley Water Quality Plan. We also completed the successful installation and commissioning of our first calcite management system at Greenhills Operations to support our understanding of calcite treatment and to prevent calcite precipitation in the environment downstream from our operations.

The capital spending on water treatment in 2018 is expected to be approximately $86 million, taking into account facility design modifications, as well as the engineering and commencement of construction of the Fording River AWTF. This compares to approximately $12 million of capital spending on water treatment in 2016, and $3 million of capital spending on water treatment in 2017, which was included in our 2017 sustaining capital.

Teck 2017 Management’s Discussion and Analysis

Based on our current plans, total capital spending on water treatment over the next five years, from 2018 to 2022, is expected to be in the $850 to $900 million range. This contemplates completion of modifications to the Line Creek AWTF, the construction of the Fording River AWTF and two other AWTFs elsewhere in the Elk Valley, as well as the commencement of construction of a fifth AWTF. Delays in construction caused by the technical issues faced at the Line Creek AWTF have required us to plan for the construction of more than one AWTF at a time, increasing annual expenditures in the 2019 to 2022 period.

Based on current water quality modelling data and treatment technologies, up to four additional AWTFs will be required in the 2023 to 2032 period. Annual capital expenditures in this 10-year period are expected to be lower and more evenly distributed, at an annual average of approximately $65 million. Planned AWTFs have varying capacities and capital costs.

In 2017, operating costs for Elk Valley water quality management were approximately $0.75 per tonne of clean coal produced. Operating costs are expected to increase gradually over the next 15 years to the $5 to $6 per tonne range as additional AWTFs come on stream.

If our Elkview saturated fill project performs as expected, there is potential for further saturated fills to subsequently reduce capital and operating costs associated with active water treatment. We continue with research and development on alternatives to active water treatment, which have the potential to significantly reduce capital costs for water treatment. These include saturated rock fills, described above, which rely on biological processes in water collected in former mining areas to improve water quality, as well as various forms of caps and other reclamation techniques that have the potential to reduce the quantity of water requiring treatment. These technologies, although unproven, have the potential to significantly reduce active treatment costs over the long term.

All of the foregoing estimates are uncertain. Final costs of implementing the Plan will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management.

Rail

Rail transportation of product from our five steelmaking coal mines in southeast B.C. to Vancouver port terminals is provided under a 10-year agreement with Canadian Pacific Railway (CP Rail) that expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway. Our Cardinal River Operations in Alberta is served by Canadian National Railway (CN), which transports our product to ports on the west coast. Our agreement with CN expired on December 31, 2017, and we are in discussion with CN with regard to a new contract.

Teck 2017 Management’s Discussion and Analysis

Ports

We maintain access to terminal loading capacity in excess of our planned 2018 shipments. Engineering work continues on the Neptune facility upgrade, which is expected to expand operations from 12.5 million tonnes per year to over 18.5 million tonnes per year. Construction activities at the terminal will commence in 2018.

In addition, our contract with Westshore Terminals provides us with 19 million tonnes of annual capacity through to March 2021, and we have contracted capacity at Ridley Terminals near Prince Rupert to provide for steelmaking coal shipments from our Cardinal River Operations in Alberta.

Sales

Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2017, we continued to focus our marketing in areas with the greatest demand growth, increasing sales volumes to areas such as Europe, India and Vietnam.

Markets

The year 2017 was characterized by significant volatility in steelmaking coal prices. Cyclone Debbie, which hit Australia in late March 2017, caused steelmaking coal prices to spike above US$300 per tonne for the fourth time since 2008. Prices subsequently corrected back to the US$140–$150 per tonne range, but increased steadily during the second half of the year. The steady pace of price increases has been the result of numerous factors, including strong steel pricing and demand in China, aided by ongoing closure of excess capacity, robust steel production and pricing in the rest of the world, due to the improving global economy and reduced steel exports from China. In addition, constrained steelmaking coal supply resulting from continuing logistics and production issues has affected key Australian mines. Depletion and closure of some Eastern European domestic mines also created additional demand from European steel mills for seaborne steelmaking coal.

Coincident with the cyclone-induced price spike in April, the pricing methodology for our quarterly contract sales changed from a negotiated quarterly benchmark to an index-linked pricing mechanism based on the average of key premium steelmaking coal price assessments, effective April 1, 2017. Quarterly priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Lower-grade semi-soft coals and pulverized coal injection (PCI) pricing continues to be negotiated on a quarterly benchmark basis.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.

Teck 2017 Management’s Discussion and Analysis

Outlook

Market expectations are that global steel production and demand for steelmaking coal will continue to increase in 2018. Competition in the steelmaking coal trade is expected to increase in 2018 as Australian exports recover and the ongoing logistics issues are gradually resolved. While it is unclear how coal trade rebalancing will affect pricing, we are well positioned to respond to changing markets.

Steelmaking coal production in 2018 is expected to be between 26 and 27 million tonnes. As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service. Assuming that current market conditions persist, annual production from 2019 to 2021 is expected to be higher than 2018, despite the closure of Coal Mountain Operations mid-2018.

In January 2018, a significant pressure event interrupted operations in the coal dryer at Elkview Operations. The preliminary damage assessment has determined that repairs to the dryer may take in the range of four to six weeks. In the interim, Elkview is producing higher moisture steelmaking coals at approximately 80% of planned production levels. In order to manage the overall moisture level of our product, we are coordinating production with our other operations in the Elk Valley, and blending the higher moisture coal with dry finished coal inventory and dry coal from other operations to the extent possible. We expect lost production in the range of 200,000 tonnes. Costs of repair to the dryer are not expected to exceed $10 million.

We received permits to commence mining in new areas at the Fording River, Elkview and Greenhills mines, which will extend the lives of these mines and allow us to increase production to compensate for the closure of Coal Mountain. We are investing in the processing plants and have transferred mining assets from Coal Mountain in order to develop the new mining areas at each of the sites. The strip ratios in these new areas will be higher in the near term, and we have invested in some additional mining capacity to balance coal production targets.

We are expecting sales volumes in the first quarter of 2018 to be in the range of 6.3 to 6.5 million tonnes, reflecting Westshore’s underperformance continuing through January and the potential impacts from the pressure event at our Elkview mine coal dryer. With steel pricing and world economies remaining strong,

Teck 2017 Management’s Discussion and Analysis

indications are that demand for steelmaking coal will continue to grow while supply issues, mainly in Australia, are also expected to continue supporting prices.

Customers determine vessel nominations for the majority of our sales. Final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities. We are currently working with the logistics service providers to accelerate moving excess mine inventories to ports.

With the additional mining development activity, we expect our site costs in 2018 to be in the range of $56 to $60 per tonne (US$45 to US$48). This range is higher than in 2017, primarily as the result of the efforts described above to maintain total production after the closure of Coal Mountain, which will require use of additional equipment, diesel and labour.

Transportation costs in 2018 are expected to be approximately $35 to $37 per tonne (US$28 to US$30).

We plan to incur $275 million of sustaining capital in 2018, including approximately $185 million of sustaining capital for operations and approximately $86 million of sustaining capital related to water treatment. Sustaining capital for operations largely relates to reinvestment in our equipment fleets. In addition, $160 million will be invested in major enhancement projects, which largely relate to the development costs of the new mining areas at our Elk Valley operations.

We also plan to make an equity investment of $85 million for port upgrades at Neptune Terminals in 2018. The investment in the port will further improve the global competitiveness and responsiveness of our steelmaking coal portfolio over the longer term.

Teck 2017 Management’s Discussion and Analysis

Copper

In 2017, we produced 287,300 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Quebrada Blanca and Carmen de Andacollo operations in Chile. Copper production declined 11% from 2016, primarily due to a temporary decline in grades and recoveries at Highland Valley Copper, as anticipated in the mine plan.

In 2017, our copper operations accounted for 20% of our revenue and 19% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Highland Valley Copper	$733	$750	$999	$213	$268	$449	$18	$86	$278
Antamina	936	627	634	670	409	412	566	305	304
Carmen de Andacollo	549	401	442	222	86	86	142	9	(4)
Quebrada Blanca	182	229	288	50	24	(19)	(107)	(211)	(141)
Duck Pond	–	–	53	–	–	(3)	–	–	(17)
Other	–	–	6	(1)	1	6	(1)	1	6

Total	$2,400	$2,007	$2,422	$1,154	$788	$931	$618	$190	$426

Note:

(1)	Gross profit (loss) before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

	Production			Sales

(000’s tonnes)	2017	2016	2015	2017	2016	2015

Highland Valley Copper	93	119	152	89	122	150
Antamina	95	97	88	94	95	87
Carmen de Andacollo	76	73	73	77	73	72
Quebrada Blanca	23	35	39	23	35	40
Duck Pond	–	–	6	–	–	8

Total	287	324	358	283	325	357

Operations

Highland Valley Copper

Highland Valley Copper Operations is located in south-central B.C. Gross profit before depreciation and amortization was $213 million in 2017, compared to $268 million in 2016 and $449 million in 2015. Gross profit was $18 million in 2017, significantly lower than 2016 due to planned lower grades and recoveries resulting in a temporary decline in production and a one-time labour settlement charge, partially offset by higher copper prices.

Highland Valley Copper’s 2017 copper production was 92,800 tonnes, compared to 119,300 tonnes in 2016 and 151,400 tonnes in 2015. The decrease in 2017 was primarily due to the expected lower copper grades

Teck 2017 Management’s Discussion and Analysis

and associated lower recoveries in the first half of the year. Ore grades and recoveries improved from the third quarter of 2017 as we mined through higher-grade areas of the mine. While we expect annual average grades to increase in 2018 over 2017 levels and result in an increase in production, the higher grades experienced in the fourth quarter of 2017 will not be repeated in 2018 as we continue stripping activities and process ore from lower-grade sections of the Lornex pit and the west wall of the Valley pit. Grades are expected to increase further in 2019 in the current life of mine plan. Molybdenum production was 72% higher in 2017 at 9.3 million pounds, compared to 5.4 million pounds in 2016, primarily due to higher grades.

Ore is currently mined from the Valley and Lornex pits. A higher-grade phase of the Valley pit was exhausted in 2016. In 2017, significantly more lower-grade ore from the Lornex pit was processed in comparison to 2016. Mining in the Highmont pit was substantially completed in the third quarter of 2017.

A new five-year collective labour agreement was reached with unionized employees at Highland Valley Copper in 2017, resulting in a one-time labour settlement charge of $13 million.

A $72 million project to install an additional ball mill to increase grinding circuit capacity started construction in September 2017. The project is anticipated to increase overall mill throughput by 5% and copper recovery by over 2%, and is expected to be completed by mid-2019.

Copper production in 2018 is anticipated to be between 95,000 and 100,000 tonnes, with a fairly even distribution throughout the year, before returning to sustainable higher grades in 2019 and beyond. Annual copper production from 2019 to 2021 is expected to be between 120,000 and 140,000 tonnes per year, with lower production in 2019, then gradually rising through to 2021. Copper production is anticipated to remain at about 140,000 tonnes per year after 2021, through to the end of the current mine plan in 2028. Molybdenum production in 2018 is expected to be approximately 5.0 million pounds contained in concentrate, and annual production is expected to remain similar to this level in 2019 to 2021.

Antamina

We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). In 2017, our share of gross profit before depreciation and amortization was $670 million, compared with $409 million in 2016 and $412 million in 2015. Gross profit in 2017 was higher than 2016 due to substantially higher zinc production combined with higher zinc and copper prices.

Antamina’s copper production (100% basis) in 2017 was 422,500 tonnes, compared to 431,100 tonnes in 2016, with the decrease primarily as a result of processing less copper-only ore, as expected in the mine plan. Zinc production was a record 372,100 tonnes in 2017, nearly doubling 2016 production levels, primarily due to increased processing of a higher portion of copper-zinc ores, and significantly higher zinc grades and recoveries. Molybdenum production totalled 8.7 million pounds, 15% lower than 2016, due to processing less copper-molybdenum ore.

Pursuant to a long-term streaming agreement made in 2015, Teck has agreed to deliver an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A., using a silver payability factor of 90%, to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price paid in a previous year. In 2017, approximately 3.7 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been

Teck 2017 Management’s Discussion and Analysis

delivered under the agreement, the stream will be reduced by one-third. A total of 10.1 million ounces of silver have been delivered under the agreement from 2015 to December 31, 2017.

Our 22.5% share of Antamina’s 2018 production is expected to be in the range of 90,000 to 95,000 tonnes of copper, 85,000 to 90,000 tonnes of zinc and approximately 1.8 million pounds of molybdenum in concentrate. Our share of copper production is expected to be between 90,000 and 100,000 tonnes per year from 2019 to 2021. Zinc production is expected to remain strong, as the mine is currently in a phase with high zinc grades and a higher proportion of copper-zinc ore processed. Our share of zinc production is anticipated to average between 90,000 and 100,000 tonnes per year from 2019 to 2021, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed, with the lower end of average zinc production expected in 2019. Our share of annual molybdenum production is expected to be between 2.5 and 3.0 million pounds between 2019 and 2021.

Carmen de Andacollo

We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit before depreciation and amortization was $222 million in 2017, compared to $86 million in 2016 and 2015. Gross profit increased to $142 million from $9 million in 2016, primarily due to substantially higher copper prices.

Carmen de Andacollo produced 72,500 tonnes of copper contained in concentrate in 2017, 4% higher than 2016, primarily due to improved grades. Copper cathode production was 3,500 tonnes in 2017, compared with 3,700 tonnes in 2016. Gold production, on a 100% basis, of 54,500 ounces was similar to gold production in 2016, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price paid in previous years.

Consistent with the mine plan, copper grades are expected to decline towards reserve grades in 2018 and future years. We continue to study and pilot projects that could help to partially offset these grade declines. Carmen de Andacollo’s production in 2018 is expected to be in the range of 60,000 to 65,000 tonnes of copper in concentrate and approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to be approximately 60,000 tonnes for the subsequent three-year period. Cathode production volumes are uncertain past 2018, although there is some potential to extend production.

Quebrada Blanca

Quebrada Blanca is located in the Tarapacá Region of northern Chile. We own a 76.5% interest in Quebrada Blanca. The other shareholders are Inversiones Mineras S.A. (13.5%) and ENAMI (10%). ENAMI’s interest is a carried interest and, as a result, ENAMI is generally not required to contribute further funding to Quebrada Blanca. The operation mines ore from an open pit and leaches the ore to produce copper cathodes via a conventional solvent extraction and electrowinning (SX-EW) process.

Quebrada Blanca’s gross profit before depreciation and amortization was $50 million in 2017, compared to $24 million in 2016 and a gross loss before depreciation and amortization of $19 million in 2015. Quebrada Blanca incurred a gross loss of $107 million, compared to $211 million in 2016. The improvement in 2017 was primarily due to higher copper prices, lower operating costs and reduced depreciation expenses,

Teck 2017 Management’s Discussion and Analysis

partially offset by lower copper cathode production and sales volumes.

Since the first quarter of 2017, all supergene ore mined has been sent directly to the dump leach circuit. This has resulted in lower recovery and a longer leaching cycle at reduced operating costs, compared to the previous operations of the heap leach circuit. As a result of these changes, and declining mine production as supergene ores are depleted, Quebrada Blanca produced 23,400 tonnes of copper cathode in 2017, compared to 34,700 tonnes in 2016.

In February 2017, we extended two of the three labour agreements at Quebrada Blanca into the first quarter of 2019. In December 2017, the third labour agreement, representing 24% of the workforce, was extended to the fourth quarter of 2019.

We expect production of approximately 20,000 to 24,000 tonnes of copper cathode in 2018. The supergene deposit is expected to be exhausted in the second quarter of 2018, although we currently anticipate cathode production to continue through 2019 as leaching of the dump material and secondary extraction from old heap material will continue, although at approximately half of current cathode production rates. Options to extend mining activities further into 2018, as well as extending cathode production beyond 2019, are being studied.

Quebrada Blanca Phase 2

Quebrada Blanca Phase 2 is expected to have an initial mine life of 25 years based on reserves, which make up approximately 25% of the combined reserve and resource. Annual production capacity is expected to be 300,000 tonnes of copper equivalent per year for the first five years of mine life. Project activities in 2017 focused primarily on completing an updated feasibility study, execution readiness activities, advancing detailed engineering and design, and continuing progress on the social and environmental impact assessment (SEIA) regulatory approval process.

A decision to proceed with development will be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory approval process, such a decision is not expected before the second half of 2018. Work activities continue to focus on completing the regulatory approval process and advancing detailed engineering, early procurement contracts and construction planning to ready the project for execution. Project development expenditures for the first four months of 2018 are anticipated to be approximately US$100 million. Updates on further expenditure plans during the remainder of 2018 will be provided at the end of first quarter.

NuevaUnión

Activities continued to advance a prefeasibility study in 2017, including environmental baseline studies and ongoing community engagement. We expect to complete the prefeasibility study in the first quarter of 2018.

Project Satellite

In March 2017, we publicly launched our Project Satellite initiative, the focus of which is to surface value from five substantial base metals assets — Zafranal, San Nicolás, Galore Creek, Schaft Creek, and Mesaba — all of which are located in stable jurisdictions in the Americas.

The current focus is to complete environmental and social baseline studies, community engagement programs and engineering and design work to prepare environmental impact assessments and development

Teck 2017 Management’s Discussion and Analysis

permit applications on the Zafranal and San Nicolás assets.

At the Zafranal copper-gold project in southern Peru, the project team completed infill and geotechnical drilling programs, hydrogeological studies, and environmental, social and archeological studies during 2017. A feasibility study commenced in November 2017, along with expanded community engagement activities and permitting work necessary to prepare a social and environmental impact assessment (SEIA). We expect to complete the feasibility study and submit the SEIA by the fourth quarter of 2018. Planned spending in 2018 is $35 million, which is included in capital expenditures for new mine development for our copper business unit.

At the San Nicolás copper-zinc project in Zacatecas, Mexico, environmental and social baseline studies, preliminary hydrogeological studies, and project engineering programs were initiated in the third quarter of 2017 in support of a prefeasibility study and an SEIA. In October 2017, we completed the acquisition of the 21% minority interest in San Nicolás held by Goldcorp Inc. for cash consideration of US$50 million, taking our ownership of the asset to 100%. We expect to complete the prefeasibility study in the second half of 2019. Planned spending in 2018 is $30 million, which is included in capital expenditures for new mine development for our copper business unit.

Field programs, including mapping, sampling, drilling, environmental and social baseline studies, and focused engineering work, will be carried out on each of the Galore Creek (copper-gold), Schaft Creek (copper-molybdenum-gold) and the Mesaba (copper-nickel) projects in 2018. Planned spending in 2018 for the three projects is $15 million, which will be included in exploration expense.

Markets

Copper prices on the London Metal Exchange (LME) averaged US$2.80 per pound in 2017, up US$0.59 per pound or 27% from the average of 2016.

According to Wood Mackenzie, a commodity research consultancy, global demand for copper metal grew by 2.0% in 2017, in comparison to 2.7% in 2016, to reach an estimated 23.0 million tonnes. Demand improved in Asia, with Chinese demand growth estimated at 3.2% over 2016, much higher than initial projections at the beginning of the year. Demand growth in Europe and North America was up slightly at 0.3% and 0.7% respectively, while demand in developing regions is estimated to have dropped by less than 0.1%. Wood Mackenzie estimates the refined global copper market was effectively balanced in 2017.

Copper stocks on the LME fell by 37% to 201,725 tonnes in 2017, while Shanghai stocks rose by 2.7% to 150,500 tonnes and COMEX warehouse stocks increased 141% to 182,000 tonnes. Combined exchange stocks decreased by 10,800 tonnes during 2017 and ended the year at 533,400 tonnes. Total reported global stocks — including producer, consumer, merchant and terminal stocks — stood at an estimated 22 days of global consumption versus the 25-year average of 28 days.

In 2017, global copper mine production decreased 0.7% in 2017, with total production estimated at 19.9 million tonnes. The industry faced several disruptions to production in the first half of 2017, mostly attributable to labour disputes. Wood Mackenzie is forecasting a 1.1% increase in global mine production in 2018 to 20.2 million tonnes.

Teck 2017 Management’s Discussion and Analysis

Copper scrap availability improved with strengthening copper prices throughout the year. Scrap and unrefined copper imports into China, including blister and anode, were up over 11% in 2017. Scrap supply towards the end of 2017 began to tighten in China as new environmental standards on the importation of low-grade scrap were published, which could impact the short-term availability of copper scrap units.

Fundamentals remain positive over the medium to long term, with supply constrained by lower grades and a lack of investment in new projects over the past six years due to the downtrend in copper prices. With Wood Mackenzie forecasting global copper metal demand to increase by 2.1% in 2018, and with projected supply expected to be below forecast demand, the refined copper market is anticipated to be in deficit in 2018.

Outlook

We expect 2018 copper production to be in the range of 270,000 to 285,000 tonnes, slightly lower than 2017 production levels. The lower production is primarily due to lower grades at Carmen de Andacollo while we work on throughput improvement options, partially offset by higher production at Highland Valley Copper.

In 2018, we expect our copper unit costs to be in the range of US$1.80 to US$1.90 per pound before margins from by-products and US$1.35 to US$1.45 per pound after by-products based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 270,000 to 300,000 tonnes per year from 2019 to 2021.

Teck 2017 Management’s Discussion and Analysis

Zinc

We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, as a co-product from the Antamina copper mine in northern Peru, and from our Pend Oreille mine in Washington state. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2017, we produced 658,700 tonnes of zinc in concentrate, while our Trail Operations produced 310,100 tonnes of refined zinc.

In 2017, our zinc business unit accounted for 29% of revenue and 19% of gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)			Gross Profit (Loss)

($ in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Red Dog	$ 1,752	$ 1,444	$ 1,220	$ 971	$ 749	$ 600	$ 874	$ 668	$ 537
Trail Operations	2,266	2,049	1,847	209	241	205	131	178	124
Pend Oreille	105	77	47	19	–	(9)	(12)	(10)	(15)
Other	8	7	7	(26)	(6)	9	(26)	(6)	9
Inter-segment	(635)	(430)	(337)	–	–	–	–	–	–

Total	$ 3,496	$ 3,147	$ 2,784	$ 1,173	$ 984	$ 805	$ 967	$ 830	$ 655

Note:

(1)	Gross profit (loss) before depreciation and amortization is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

	Production			Sales

(000’s tonnes)	2017	2016	2015	2017	2016	2015

Refined zinc
Trail Operations	310	312	307	309	312	308

Contained in concentrate
Red Dog	542	583	567	534	600	613
Pend Oreille	33	34	31	32	34	31
Copper business unit(1)	84	45	60	85	43	62

Total	659	662	658	651	677	706

Note:

(1)	Includes zinc production from Antamina and Duck Pond (closed in 2015).

Operations

Red Dog

Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines. Red Dog’s gross profit before depreciation and amortization in 2017 was $971 million, compared with $749 million in 2016 and $600 million in 2015. Gross profit increased from a year ago, primarily due to higher zinc and lead prices, partially offset by lower sales volumes and higher royalty expenses.

In 2017, zinc production at Red Dog decreased to 541,900 tonnes compared to 583,000 tonnes in 2016, primarily due to poor mill performance in the first half of the year and lower zinc grades. As planned, ore from

Teck 2017 Management’s Discussion and Analysis

the higher-grade Qanaiyaq pit was introduced to supplement declining-grade ore from the Aqqaluk pit. However, mill performance was adversely affected, as this ore is metallurgically complex and weathered, particularly during the early stages of pit development. As we gained processing experience with this ore, and deepened the pit to access less weathered ore, the amount of Qanaiyaq ore in the mill feed blend increased to 20% during the fourth quarter. We expect to maintain this feed ratio of Qanaiyaq ore in 2018.

Lead production in 2017 declined to 111,300 tonnes, compared to 122,300 tonnes in 2016, primarily due to lower lead recoveries.

In the third quarter, we initiated a mill upgrade project that is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore in the Aqqaluk pit. This project is expected to be complete by the end of 2019 at a capital cost of US$110 million. Because the upgrade project will permit lower-grade material to be processed, the current mine life, based on existing developed deposits, will remain unchanged through to 2031.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

In accordance with the operating agreement between Teck and NANA Regional Corporation, Inc. (NANA) governing the Red Dog mine, we pay a royalty on net proceeds of production each quarter. This royalty increases by 5% every fifth year to a maximum of 50%. The most recent increase occurred in October 2017, bringing the royalty to 35%. The NANA royalty charge in 2017 was US$324 million, compared with US$213 million in 2016. NANA has advised us that it ultimately shares approximately 63% of the royalty, net of allowable costs, with other Regional Alaska Native corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

A payment in lieu of taxes (PILT) agreement between Teck Alaska and the Northwest Arctic Borough (the Borough) expired on December 31, 2015. Early in 2017, Teck Alaska and the Borough agreed on a new 10-year PILT agreement, which was subsequently signed during the second quarter of the year. Under the new agreement, PILT payments to the Borough, based on the assessed property value of the mine, increase by approximately US$4 million to between US$14 million and US$18 million per year. In addition, Teck Alaska will make annual payments to a separate fund aimed at social investment in villages in the region. These payments, based on mine profitability, will be between US$4 million and US$8 million per year, with US$11 million invested in the first year.

Red Dog’s production of contained metal in 2018 is expected to be in the range of 525,000 to 545,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2019 to 2021, Red Dog’s production of contained metal is expected to be in the range of 475,000 to 525,000 tonnes of zinc and 85,000 to 100,000 tonnes of lead per year, respectively.

Teck 2017 Management’s Discussion and Analysis

Trail Operations

Our Trail Operations in southern B.C. is one of the world’s largest fully integrated zinc and lead smelting and refining complexes. It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations contributed $209 million to gross profits before depreciation and amortization in 2017, compared with $241 million in 2016 and $205 million in 2015. Gross profit was $131 million in 2017, a decrease of 26% in comparison to 2016. The decrease in 2017 from 2016 was primarily due to higher operating costs and a one-time labour settlement charge of $26 million.

During the second quarter of 2017, we announced an agreement to sell our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion cash to Fortis Inc. (Fortis). During the third quarter of 2017, BC Hydro exercised its right of first offer in respect of this transaction, electing to acquire the dam on the terms agreed with Fortis. Under the agreement, we will be granted a 20-year lease with an option to extend for an additional 10 years to use the two-thirds interest in Waneta, which entitles us to power for our Trail Operations. The closing of the transaction with BC Hydro is subject to customary conditions, including receipt of regulatory approvals and certain consents, and we do not expect to close before the third quarter of 2018. During the third quarter of 2017, we paid a break fee of $28 million to Fortis.

Refined zinc production in 2017 was 310,100 tonnes, compared with 311,600 tonnes the previous year. Refined lead production was 87,100 tonnes, down from 99,200 tonnes in 2016, primarily due to treating material with lower metal units and reduced lead concentrate treatment in the fourth quarter following mechanical difficulties in a fuming furnace. Silver production declined to 21.4 million ounces in 2017 from 24.2 million ounces in 2016.

Our recycling process treated 47,000 tonnes of material during the year, and we plan to treat about 39,000 tonnes in 2018. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste through our recycling program.

In November 2016, we announced that we would invest $174 million in the installation of a second new acid plant to improve efficiency and environmental performance at Trail Operations. Construction started in the first quarter of 2017, and we expect the plant to become operational in the second quarter of 2019.

A new five-year collective agreement was reached with employees at Trail Operations in 2017, incurring a one-time labour settlement charge of $26 million.

In 2018, we expect Trail Operations to produce 305,000 to 310,000 tonnes of refined zinc, approximately 70,000 tonnes of refined lead and approximately 16 to 18 million ounces of silver. Zinc production from 2019 to 2021 is expected to increase to 310,000 to 315,000 tonnes per year, while annual lead production is expected to rise to 95,000 to 105,000 tonnes. Silver production is dependent on the amount of silver contained in the purchased concentrates.

Pend Oreille

Pend Oreille, located in Washington state, achieved zinc production of 33,100 tonnes in 2017, compared to 34,100 tonnes in 2016.

Teck 2017 Management’s Discussion and Analysis

Current mine planning efforts are focused on sustaining the operation and there is still significant potential to extend the mine life further.

We expect production in 2018 to be approximately 35,000 tonnes of zinc in concentrate. Production rates beyond 2018 are uncertain, although the potential exists to extend the mine life at similar rates for several more years.

Markets

Zinc prices on the LME averaged US$1.31 per pound for the year, up US$0.36 per pound or 38% from the 2016 average.

Wood Mackenzie, a commodity research consultancy, estimates that the global zinc metal market remained in a deficit of 0.8 million tonnes in 2017. Global refined zinc demand was up 2.4% year over year, rising to 14.4 million tonnes. Global demand for refined zinc remained strong in 2017, with global galvanized steel production up 3.2% year over year.

Despite an increase of 6.3% to global mine production in 2017, mine production remains below the level seen in 2015, while smelter capacity continued to grow. This left global refined zinc production constrained by a lack of concentrates. In China, environmental and safety inspections continue to restrict production at mines and at smelters. According to CNIA, a Chinese statistical agency, mine production in China in 2017 was down 9% and smelter production was down 0.7%. The tightness in the global concentrate market is reflected in the historically low spot treatment charges being settled in 2017 and progressing into 2018. Wood Mackenzie estimates that global refined zinc production was constrained in 2017 and only rose 0.2% year over year, totalling 13.6 million tonnes. Although Wood Mackenzie is expecting increases to mine and smelter production into 2018, these increases will be insufficient to meet growing metal demand, and they are forecasting the market will continue to draw down stocks by close to 0.5 million tonnes into 2018.

LME stocks fell by 245,800 tonnes in 2017, a 58% decline from 2016 levels, finishing the year at 182,050 tonnes. We estimate that total reported global stocks — which include producer, consumer, merchant and terminal stocks — fell by approximately 345,200 tonnes in 2017 and, at year-end, were 0.75 million tonnes, representing an estimated 20 days of global demand, compared to the 25-year average of 41 days.

Global zinc mine production is expected to grow to 13.8 million tonnes in 2018, largely attributable to a number of new mines beginning or restarting production in 2018. Wood Mackenzie estimates that refined zinc production will see a 5.2% increase in 2018 over 2017 levels, to 14.3 million tonnes, with some of this growth coming from an increase in the secondary recovery of zinc. The total increase in supply will still be below the growth in global metal demand of 2.5% to 14.8 million tonnes, so that the refined metal market will continue in deficit into 2018.

Teck 2017 Management’s Discussion and Analysis

Outlook

We expect zinc in concentrate production in 2018, including co-product zinc production from our copper business unit, to be in the range of 645,000 to 670,000 tonnes.

For the 2019 to 2021 period, we expect annual zinc in concentrate production to be in the range of 575,000 to 625,000 tonnes, excluding Pend Oreille, which has an uncertain production profile beyond 2018.

Teck 2017 Management’s Discussion and Analysis

Energy

Located in the Athabasca oil sands region of northeastern Alberta, our energy assets include an interest in the Fort Hills oil sands mining and processing operation, a 100% interest in the Frontier oil sands project and a 50% interest in various other oil sands leases in the exploration phase, including the Lease 421 Area.

Our share of proved and probable reserves totalled 594 million barrels from Fort Hills, and our best estimate of unrisked contingent bitumen resources totalled 3.2 billion barrels from Frontier at the end of 2017. These valuable long-term assets are located in a politically stable jurisdiction and are expected to be mined using conventional technologies that build on our core skills in large-scale truck and shovel operations.

We recognize that there are concerns over the potential environmental effects of developing oil sands projects. We are researching methods to improve extraction and processing to enhance the sustainability of our projects. We are proud to be one of the founding members of Canada’s Oil Sands Innovation Alliance (COSIA) and are encouraged by the progress of the industry towards improving environmental performance, reducing water consumption, improving tailings management, and increasing land reclamation and revegetation. In addition, the greenhouse gas intensity for both the Fort Hills and Frontier oil sands projects is predicted to be among the lowest on a life cycle basis of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the United States.

The disclosure regarding our oil sands assets includes references to reserves and contingent bitumen resource estimates. Further information about these resource estimates, and the related risks and uncertainties, and contingencies that prevent the classification of resources as reserves, is set out on page 64 under the heading “Contingent Resource Disclosure”. For further information about these reserve estimates, see our most recent Annual Information Form, which is available on our website at www.teck.com, on the Canadian Securities Administrators website at www.sedar.com (SEDAR), and under cover of Form 40-F on the EDGAR section of the Securities Exchange Commission (SEC) website at www.sec.gov.

Fort Hills

The Fort Hills oil sands mining and processing operation is located in northern Alberta. As at December 31, 2017, we held a 20.89% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns Fort Hills, with Total E&P Canada Ltd. (Total) and Suncor Energy Inc. (Suncor) holding the remaining interest. An affiliate of Suncor is the operator of the project.

Suncor and Teck increased their respective interests in Fort Hills after an agreement was reached in December 2017, in which Total reduced its interest. In January 2018, our interest has continued to increase as a result of ongoing dilution of Total’s interest and depending on the final project cost and our future funding elections we expect that our interest will ultimately increase to approximately 21.3%.

During 2017, the mine, primary extraction, utilities and froth assets were commissioned. The Fort Hills plant initiated froth production in the third quarter in order to accelerate commissioning. Froth production requires operating the mine, ore preparation, primary extraction, tailings and utilities areas of the Fort Hills plant. Fort Hills has completed five successful froth production runs and produced a total of 1.4 million barrels of froth. Froth produced at Fort Hills is then trucked to Suncor’s base plant facilities for further processing. Proceeds from the froth production have been used to offset construction costs.

Teck 2017 Management’s Discussion and Analysis

Our share of new mine development for 2017 was $858 million. We expect our share of the capital cost to complete the project to be approximately $170 million. Our share of Fort Hills’ major enhancement capital expenditures is expected to be $90 million and sustaining capital expenditures are expected to be $40 million in 2018. Fort Hills’ major enhancement and sustaining capital is expected to remain elevated in 2019 at approximately $13.50 per barrel, primarily due to tailings and equipment ramp-up spending, before sustaining capital declines to $3-5 per barrel on average over the life of mine. Major enhancement capital is variable over the life of mine due to phasing of tailings and other development spending.

Oil production from the first of three secondary extraction trains commenced on January 27, 2018. The other two secondary extraction trains are scheduled to be completed and commissioned in the first half of 2018, and production is expected to reach 90% of nameplate capacity of 194,000 barrels per day by the end of 2018.

Frontier Project

We hold a 100% interest in the Frontier project, which is located in northern Alberta. The regulatory application review of Frontier is ongoing, with a joint federal-provincial panel reviewing information filed to date. The regulatory review process is expected to continue through 2018, making 2019 the earliest a federal decision statement is expected. Our expenditures on Frontier are limited to supporting this process. We continue to evaluate the future project schedule and development options as part of our ongoing capital review and prioritization process.

As of December 31, 2017, our best estimate of unrisked contingent bitumen resources for the Frontier project is approximately 3.2 billion barrels. The project has been designed for a total nominal production of approximately 260,000 barrels per day of bitumen. The Frontier contingent resources have been subcategorized as “development pending” and “economically viable”. There is uncertainty that it will be commercially viable to produce any portion of the resources.

Lease 421 Area

We hold a 50% interest in the Lease 421 Area, which is located east of the Fort Hills project in northern Alberta. To date, a total of 89 core holes have been completed in the Lease 421 Area.

Markets

Prices for our heavy blend will be market based, and determined through a combination of global and Canadian heavy blend benchmark indices. The New York Mercantile Exchange (NYMEX) average contract price for light sweet crude oil (WTI) in 2017 was US$51 per barrel, a 17% improvement versus the 2016 average. The Canadian heavy blend differential, which is deducted against WTI prices, averaged US$12 per barrel, a 14% improvement versus the 2016 average.

According to the U.S. government’s Energy Information Administration, global demand for crude oil and associated liquids grew by 1.50% in 2017, to reach an estimated 98.39 million barrels per day. Demand growth was mostly apparent in non-OECD developing countries (1.08 million barrels per day), with the Asia-Pacific region accounting for slightly above 50% of global growth.

We have developed a comprehensive blended bitumen sales and logistics strategy, based on diverse market access. Our share of Fort Hills bitumen production is expected to be approximately 38,000 barrels per day on

Teck 2017 Management’s Discussion and Analysis

an annualized basis, assuming a 21.3% project interest. To meet pipeline requirements, we will purchase approximately 11,500 barrels per day of diluent blend-stock, and sell approximately 49,500 barrels per day of blended bitumen.

The Fort Hills bitumen produced using the paraffinic froth treatment process requires less blending diluent to meet pipeline specifications. Further, it will be among the lowest life cycle carbon intensity of any Canadian oil sands production, with a lower carbon intensity than about half of the oil currently refined in the U.S.

The Fort Hills partners will differentiate our Fort Hills product in the market using the name Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB).

The Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:

●	Hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada
●	Diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge
●	Use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation)
●	Blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta on the Wood Buffalo Pipeline, operated by Enbridge

We have separately contracted a 425,000-barrel working-capacity storage tank for our share of blended bitumen at Hardisty, Alberta, and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta. Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common-carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility.

We have entered into a long-term agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to the U.S. Gulf Coast. We have also contracted 12,000 barrels per day on Kinder Morgan’s Trans Mountain Pipeline expansion project for delivery to Burnaby, B.C. The balance of our production will be sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline or transported by rail if required.

Outlook

Market expectations for 2018 are that the crude oil supply/demand balance is tightening, with continued strong demand growth of 1.5 million barrels per day, and reduced inventories. Downside risk is evident as North American crude oil supply growth is expected to accelerate, particularly from U.S. shale producers, as prices increase. OPEC and Russian production curtailments are expected to continue throughout 2018 to balance non-OPEC supply growth of approximately 1.7 million barrels per day. Canadian heavy oil production continues to increase, and with a chronic shortfall of pipeline capacity, price differentials are expected to widen versus industry benchmarks.

Teck 2017 Management’s Discussion and Analysis

Exploration

Throughout 2017, we conducted exploration around the world through our seven regional offices. Expenditures of $58 million in 2017 were focused on copper, zinc and gold.

Exploration plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

Our copper exploration is focused primarily on porphyry copper deposits and, during 2017, we continued to advance porphyry copper projects in Canada, Chile, Peru, the United States, Mexico and Turkey. Significant exploration work focused in and around our existing operations and advanced projects in 2017. In 2018, we plan to drill several early stage copper projects, and we will continue to explore around our existing operations and advanced projects.

Zinc exploration remains focused on four areas: the Red Dog mine district in Alaska, western Canada, northeastern Australia, and Ireland. In Alaska, Australia and Canada, the targets are large, high-grade, sediment-hosted deposits similar to major world-class deposits such as Red Dog in Alaska and Century or McArthur River in Australia. We continued to drill on 100% state-owned lands near our existing Red Dog mine, where we completed 14.2 kilometres of drilling in 2017. We have identified an exploration target for Aktigiruq in the range of 80 million tonnes to 150 million tonnes of mineralization at a grade of between 16% combined zinc plus lead and 18% combined zinc plus lead (12% zinc + 4% lead and 14% zinc + 4% lead, respectively), based on drill data disclosed via news release in September 2017. If realized, this would make the Aktigiruq zinc deposit one of the world’s top undeveloped zinc deposits. Current drill hole spacing is not sufficient for a mineral resource estimate. The potential quantity and grade of the Aktigiruq exploration target is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

In the first quarter of 2017, we acquired the remaining interest in the Reward Project (Teena Deposit) located in Australia. Teena hosts an Inferred Resource of 58 million tonnes at 11.1% zinc and 1.5% lead (at a 6% zinc+lead cut-off), estimated in compliance with the Joint Ore Reserves Committee (JORC) Code, and we continue to advance drilling and studies on this deposit. Exploration programs will continue in these regions in 2018.

We have ongoing exploration for, and partnerships in, gold opportunities. Our plan is to explore, find and advance gold resources through targeted exploration in select jurisdictions. Once an opportunity has been recognized, the strategy is to optimize that opportunity or asset through further definition drilling and engineering studies, then capture value through periodic divestitures. Our current exploration efforts and drill testing for gold are primarily focused in Turkey, Canada and Peru.

In addition to exploring for copper, zinc and gold, we continue to support our steelmaking coal operations by providing exploration and geoscience services to our existing operations and projects.

Teck 2017 Management’s Discussion and Analysis

Financial Overview

Financial Summary

($ in millions, except per share data)	2017	2016	2015

Revenues and profit
Revenues	$12,048	$9,300	$8,259
Gross profit before depreciation and amortization(1)	$6,096	$3,781	$2,645
Gross profit	$4,629	$2,396	$1,279
EBITDA(1)	$5,626	$3,350	$(1,633)
Profit (loss) attributable to shareholders	$2,509	$1,040	$(2,474)

Cash flow
Cash flow from operations	$5,066	$3,056	$1,962
Property, plant and equipment expenditures	$1,621	$1,416	$1,581
Capitalized production stripping costs	$678	$477	$663
Investments	$309	$114	$82

Balance sheet
Cash balances	$952	$1,407	$1,887
Total assets	$37,058	$35,629	$34,688
Debt, including current portion	$6,369	$8,343	$9,634

Per share amounts
Profit (loss) attributable to shareholders	$4.34	$1.80	$(4.29)
Dividends declared per share	$0.60	$0.10	$0.20

Note:

(1)	Gross profit before depreciation and amortization and EBITDA are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as a substantial portion of our operating costs are incurred in Canadian and other currencies, and most of our revenue and debt are denominated in United States (U.S.) dollars. We determine our financial results in local currency and report those results in Canadian dollars and, accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

In 2017, our profit attributable to shareholders was $2.5 billion, or $4.34 per share. This compares with $1.0 billion or $1.80 per share in 2016 and a loss of $2.5 billion or $4.29 per share in 2015, which included $2.7 billion of after-tax asset impairment charges. The changes are mainly due to varying commodity prices, sales volumes, exchange rate movements and the after-tax impairment charges.

Teck 2017 Management’s Discussion and Analysis

Our profit over the past three years has included items that we segregate for presentation to investors so that the ongoing profit of the company may be more clearly understood. Our adjusted profit, which takes these items into account, was $2.6 billion in 2017, $1.1 billion in 2016 and $188 million in 2015, or $4.45, $1.91 and $0.33 per share, respectively. These are described below and summarized in the table that follows.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million non-cash pre-tax reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by a non-cash pre-tax asset impairment of $44 million recorded against our Quebrada Blanca assets that will not be recovered through use. We also recorded an $82 million charge related to increased provincial tax rates in British Columbia (B.C.), and the recently enacted reduction in tax rates in the United States resulted in a $101 million non-cash credit to our 2017 tax expense. We also incurred a $216 million pre-tax loss on the repurchase of certain of our outstanding notes in the first half of the year.

In 2016, we recorded an impairment of our investment in the Fort Hills oil sands project due to increased development costs. We also recorded asset impairments relating to a project at our Trail Operations and our interest in the Wintering Hills Wind Power Facility, which was sold in 2017. These non-cash charges totalled $294 million on a pre-tax basis and $217 million on an after-tax basis.

In 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills oil sands project, Carmen de Andacollo Operations, Pend Oreille Operations and a number of our steelmaking coal operations, as a result of lowered expectations for commodity prices in both the short and long term. These non-cash charges totalled $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis.

The table below shows the effect of these items on our profit.

($ in millions, except per share data)	2017	2016	2015

Profit (loss) attributable to shareholders as reported	$2,509	$1,040	$(2,474)

Add (deduct) the after-tax effect of:
Asset sales and provisions	(29)	(53)	(107)
Foreign exchange (gains) losses	(4)	(45)	80
Debt repurchase (gains) losses	159	(44)	–
Debt prepayment options gain	(38)	(84)	–
Collective agreement charges	29	42	10
Environmental provisions	60	–	–
Impairment charges (reversals)	(100)	217	2,691
Tax items and other items	(41)	30	(12)
Break fee in respect of Waneta Dam sale	24	–	–

Adjusted profit(1)	$2,569	$1,103	$188

Adjusted earnings per share(1)	$4.45	$1.91	$0.33

Note:

(1)	Adjusted profit and adjusted earnings per share are non-GAAP financial measures. See “Use of Non-GAAP Financial Measures” section for further information.

Cash flow from operations in 2017 was a record $5.1 billion, compared with $3.1 billion in 2016 and $2.0 billion in 2015. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.

Teck 2017 Management’s Discussion and Analysis

At December 31, 2017, our cash balance was $952 million. Total debt was $6.4 billion and our net-debt to net-debt-plus-equity ratio was 22% at December 31, 2017, compared with 28% at December 31, 2016 and 32% at the end of 2015.

Gross Profit

Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are steelmaking coal, copper and zinc, which accounted for 51%, 17% and 20% of revenue respectively in 2017. Silver and lead are significant by-products of our zinc operations, accounting for 5% and 4%, respectively, of our 2017 revenue. We also produce a number of other by-products, including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 3% of our revenue in 2017.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $12.0 billion in 2017, compared with $9.3 billion in 2016 and $8.3 billion in 2015. The increase in 2017 revenue was mainly due to higher steelmaking coal, copper and zinc prices, partially offset by lower sales volumes of steelmaking coal and a slightly weaker average U.S. dollar exchange rate. Average prices for steelmaking coal, copper and zinc were 53%, 27% and 38% higher in 2017 than 2016. The increase in 2016 over 2015 was mainly due to higher steelmaking coal and zinc prices, higher sales volumes of steelmaking coal and zinc, and a stronger U.S. dollar.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers, or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and railcars, weather problems and other factors can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies and concentrate purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates, and costs related to non-routine maintenance projects. Production volumes mainly affect our variable operating and our distribution costs. In addition, production affects our sales volumes and, when combined with commodity prices, affects profitability and, ultimately, our royalty expenses.

Teck 2017 Management’s Discussion and Analysis

Our cost of sales was $7.4 billion in 2017, compared with $6.9 billion in 2016 and $7.0 billion in 2015. Our cost of sales was higher in 2017 than 2016 due to a number of factors, including difficult weather conditions early in the year, higher employee turnover rates and geotechnical issues at our coal operations, all of which affected material movement. Our Highland Valley Copper Operations was mining lower-grade ore as planned, which results in higher unit operation costs. At Red Dog, we had some challenges early in the year that affected production and costs. A new metallurgically complex, highly oxidized, higher-grade ore from the Qanaiyaq pit was introduced to the mill early in the year, impacting recoveries. As we gained processing experience with this ore and deepened the pit to access less-weathered ore, recoveries improved and allowed us to increase the amount of Qanaiyaq ore, which resulted in a significant improvement in metal production in the second half of the year. Despite higher sales volumes, our cost of sales decreased in 2016 from 2015, primarily due to our cost reduction program, partly offset by the stronger U.S. dollar and its effect on costs at our foreign operations.

Other Expenses

($ in millions)	2017	2016	2015

General and administration	$116	$99	$108
Exploration	58	51	76
Research and development	55	30	47
Asset impairments (reversals)	(163)	294	3,631
Other operating expense (income)	230	197	335
Finance income	(17)	(16)	(5)
Finance expense	229	354	316
Non-operating expense (income)	151	(239)	89
Share of losses (income) of associates	(6)	(2)	2

	$653	$768	$4,599

We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are

Teck 2017 Management’s Discussion and Analysis

unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and development expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, and the development and implementation of process and environmental technology improvements at operations.

In 2017, due to the improvement in steelmaking coal prices and future operating cost estimates, we recorded a $207 million reversal of an impairment charge that we took against our steelmaking coal operations in 2015. This was partially offset by an impairment of $44 million recorded on our Quebrada Blanca assets that will not be recovered through use.

During 2016, we recorded an impairment of our investment in the Fort Hills oil sands project as a result of increased development costs. We also recorded asset impairments relating to a project at our Trail Operations and our interest in the Wintering Hills Wind Power Facility. These charges, primarily related to Fort Hills, totalled $294 million on a pre-tax basis and $217 million on an after-tax basis.

In 2015, we recorded asset and goodwill impairment charges on a number of our operating assets, including our investment in the Fort Hills oil sands project, Carmen de Andacollo Operations, Pend Oreille Operations and a number of our steelmaking coal operations. These charges totalled $3.6 billion on a pre-tax basis and $2.7 billion on an after-tax basis. The write-downs were triggered primarily by lowered expectations for commodity prices in both the short and long term.

The key inputs used in determining the magnitude of asset impairments and reversals are outlined on pages 43 to 49 in this Management’s Discussion and Analysis.

The impairment charges and (reversals) were as follows:

($ in millions)	2017	2016	2015

Steelmaking coal operations	$(207)	$–	$2,032
Copper — Carmen de Andacollo	–	–	506
Zinc — Pend Oreille	–	–	31
Energy — Fort Hills	–	222	1,062
Other	44	72	–

	$(163)	$294	$3,631

Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described in the following paragraph), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2017 included $190 million of positive pricing adjustments, $186 million for environmental costs, $125 million for share-based compensation, an $81 million charge for take-or-pay contracts and a $28 million break fee related to the sale of the Waneta Dam that was paid to Fortis. Significant items in 2016 included a $171 million expense for share-based compensation, $153 million of positive pricing adjustments, a $48 million charge for take-or-pay contracts and $144 million for environmental costs. Significant items in 2015 included

Teck 2017 Management’s Discussion and Analysis

$280 million of negative pricing adjustments, $49 million of environmental costs and $13 million for share-based compensation.

Sales of our products, including by-products, are recognized in revenue when there is persuasive evidence that all of the following criteria have been met: the significant risks and rewards of ownership pass to the customer, neither continuing managerial involvement nor effective control remains over the goods sold, the selling price and costs to sell can be measured reliably, and it is probable that there are economic benefits associated with the sale. All of these criteria are generally met by the time the significant risks and rewards of ownership pass to the customer, which generally occurs upon loading of the customer’s vessel. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. Revenue is recognized on a provisional basis at the date of sale based on current market prices. Steelmaking coal is sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts, revenue is recognized on a provisional basis at the date of sale based on estimated prices.

Adjustments are made to customer receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment, and are recorded as other operating income or expense. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were provisionally valued at December 31, 2017 and 2016, respectively.

	Outstanding at		Outstanding at
	December 31, 2017		December 31, 2016

(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	138	3.26	114	2.50
Zinc	197	1.50	231	1.17

Our finance expense includes the interest expense on our debt, financing fees and amortization, the interest components of our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense decreased in 2017, mainly due to the reduction in our outstanding notes and higher amounts of interest capitalized against our development projects. These items were partially offset by additional fees from an increase in our outstanding letters of credit, and the effect of accretion on our decommissioning and restoration provisions. Further detail is provided in Note 8 to our 2017 annual consolidated financial statements.

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and realized gains or losses on marketable securities. In 2017, other non-operating expenses included $51 million of gains on debt prepayment options, $5 million of foreign exchange gains, $9

Teck 2017 Management’s Discussion and Analysis

million of gains on sale of investments and a $216 million charge on debt repurchased during the year. In 2016, other non-operating expenses included $113 million of gains on debt prepayment options, $46 million of foreign exchange gains, $49 million of gains on debt repurchases and $34 million of gains on sale of investments. In 2015, other non-operating expenses included $21 million for provisions on marketable securities and $76 million of foreign exchange losses.

Income and resource taxes were $1.4 billion, or 36% of pre-tax profits. This effective tax rate is higher than the Canadian statutory income tax rate of 26% as a result of resource taxes, higher rates in foreign jurisdictions and a deferred tax charge of $82 million due to the enacted increase to the B.C. provincial income tax rate from 11% to 12%. Offsetting the deferred tax charge from the B.C. rate increase is a deferred tax recovery of $101 million from the enactment of the U.S. tax reform, net of other items. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

Profit attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañia Minera Zafranal S.A.C.

Financial Position and Liquidity

Our financial position and liquidity has improved from our strong position at the beginning of the year. At December 31, 2017, we had $952 million of cash and a US$3.0 billion unused line of credit, providing us with $4.7 billion of liquidity.

Our outstanding debt was $6.4 billion at December 31, 2017, compared with $8.3 billion at the end of 2016 and $9.6 billion at the end of 2015. The decrease is due primarily to the US$1.3 billion of notes that we repurchased and retired in the first half of 2017. A further US$50 million matured and was repaid in 2017. In total, since September 2015, our term notes have been reduced by US$2.4 billion, reducing the principal outstanding to US$4.8 billion.

Our debt positions and credit ratios are summarized in the following table:

	December 31,	December 31,	December 31,
	2017	2016	2015

Term notes face value	$4,831	$6,141	$6,900
Unamortized fees and discounts	(40)	(50)	(61)
Other	286	122	122

Total debt (US$ in millions)	$5,077	$6,213	$6,961

Canadian $ equivalent(1)	$6,369	$8,343	$9,634
Less cash balances	(952)	(1,407)	(1,887)

Net debt	$5,417	$6,936	$7,747

Debt to debt-plus-equity ratio(2)(3)	25%	32%	37%
Net-debt to net-debt-plus-equity ratio(2)	22%	28%	32%
Average interest rate	5.7%	5.7%	4.8%

Notes:

(1)	Translated at period end exchange rates.
(2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

Teck 2017 Management’s Discussion and Analysis

At December 31, 2017, the weighted average maturity of our consolidated indebtedness is approximately 15 years and the weighted average coupon rate is approximately 5.7%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$3.4 billion is currently available. Further information about our liquidity and associated risks is outlined in Notes 18 and 28 to our 2017 annual consolidated financial statements.

Cash flow from operations was a record $5.1 billion in 2017. Our cash position decreased from $1.4 billion at the end of 2016 to $952 million at December 31, 2017. Significant outflows included $2.3 billion of capital expenditures, $1.9 billion primarily to purchase and cancel US$1.3 billion of notes, $344 million on returns to shareholders through dividends, $175 million on share buybacks and $405 million of interest on our outstanding debt.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion revolving credit facility matures in October 2022 and has a letter of credit sub-limit of US$1.5 billion. There are currently no drawings on this facility in 2017 and it remains fully available as at February 13, 2018.

We also have a US$1.2 billion facility that matures in October 2020. As at December 31, 2017, there are US$809 million of letters of credit issued on this facility.

Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request.

In addition to our two primary revolving committed credit facilities, we maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, stand-alone letters of credit and surety bonds, all primarily to support our future reclamation obligations. At December 31, 2017, we had $1.27 billion of letters of credit issued on the $1.46 billion of bilateral credit facilities that we have, outstanding stand-alone letters of credit of $336 million and outstanding surety bonds of $350 million to support our future reclamation obligations.

The cost of funds under certain of our credit facilities depends on our credit ratings. Our current credit ratings from Moody’s, S&P and Fitch are Ba2, BB+ and BB+, respectively. The Moody’s and S&P ratings have stable outlooks and Fitch’s outlook is positive.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement.

Operating Cash Flow

Cash flow from operations was a record $5.1 billion in 2017, compared with $3.1 billion in 2016 and $2.0 billion in 2015. The increase in 2017 compared to 2016 was mainly due to the higher average commodity

Teck 2017 Management’s Discussion and Analysis

prices. The increase in 2016 compared to 2015 was mainly due to generally higher commodity prices and sales volumes, offset to some extent by changes in currency exchange rates.

Investing Activities

Capital expenditures were $2.3 billion in 2017, as summarized in the table on page 41.

The largest components of sustaining capital included $117 million at Trail Operations, $58 million for our share of spending at Antamina, $35 million at Red Dog Operations and $112 million at our steelmaking coal operations.

Major enhancement expenditures included $55 million at our steelmaking coal operations to start developing the Baldy Ridge pit at Elkview Operations and Swift pit at Fording River Operations.

New mine development included $149 million for the Quebrada Blanca Phase 2 project, $858 million for our share of spending on the Fort Hills oil sands project and $37 million on our Project Satellite.

Investments in 2017 and 2016 were $309 million and $114 million, respectively. For 2017, this included $121 million for a 0.89% increase in our share of Fort Hills; $43 million on our NuevaUnión copper project; $63 million to acquire Goldcorp’s minority 21% interest in the San Nicolás copper project; and $13 million to acquire 70% of AQM Copper Inc., giving us an 80% interest in the Zafranal copper-gold project located in southern Peru. Included in 2016 was our $33 million purchase of the remaining 2.5% minority interest in Highland Valley Copper Operations.

Cash proceeds from the sale of assets and investments were $109 million in 2017, $170 million in 2016 and $1.2 billion in 2015. Significant items in 2017 were proceeds of $59 million from the sale of our 49% interest in the Wintering Hills Wind Power Facility and $30 million from the sale of marketable securities and various royalty interests. In addition, we announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets for $1.2 billion, which we do not expect to close before the third quarter of 2018, subject to the receipt of regulatory approvals and other customary conditions.

Financing Activities

In 2017, we purchased US$1.3 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers, make-whole redemptions and open market purchases. The principal amount of notes purchased was US$278 million of 3.00% notes due 2019, US$280 million of 4.50% notes due January 2021, US$650 million of 8.00% notes due June 2021, US$28 million of 4.75% notes due 2022 and US$24 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.36 billion. We recorded a pre-tax accounting charge of $216 million ($159 million after-tax) in non-operating income (expense) in connection with these purchases.

In October 2017, we extended the maturity dates of our two committed revolving credit facilities and made certain non-material amendments to the facilities. The maturity date of the US$3.0 billion facility (undrawn at December 31, 2017) was extended from July 2020 to October 2022 and the maturity date of the US$1.2 billion facility (US$809 million drawn for letters of credit at December 31, 2017) was extended from June 2019 to October 2020. Our obligations under these agreements are guaranteed on a senior unsecured basis by certain Teck subsidiaries.

Teck 2017 Management’s Discussion and Analysis

In April 2017, our Board announced a new dividend policy reflecting our commitment to return cash to shareholders in balance with the needs and opportunities to invest in, and the inherent cyclicality of, our underlying businesses. The policy is anchored by an annual base dividend of $0.20 per share, to be paid $0.05 on the last business day of each quarter beginning in the third quarter of 2017. Each year the Board will review the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation, and determine whether a supplemental dividend should be paid. Any supplemental dividends declared are expected to be paid on the last business day of the calendar year. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate priorities. As always, the payment of dividends is at the discretion of the Board who will review the dividend policy regularly. During 2017, we paid $344 million of eligible dividends, of which approximately $230 million, or $0.40 per share, was for the supplemental dividend.

In October 2017, we received approval for a normal course issuer bid allowing us to purchase up to 20 million Class B shares during the period starting October 10, 2017 and ending October 9, 2018. In 2017, we repurchased approximately 5.9 million Class B subordinate voting shares for cancellation pursuant to the normal course issuer bid at a cost of $175 million in 2017 of the $230 million that our Board directed management to purchase. We did not repurchase any shares in 2016.

Quarterly Earnings and Cash Flow

($ in millions except per share data)	2017				2016

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$3,207	$3,129	$2,818	$2,894	$3,557	$2,305	$1,740	$1,698
Gross profit	1,284	1,092	1,066	1,187	1,577	452	212	155
EBITDA(1)	1,580	1,389	1,323	1,334	1,561	804	468	517
Profit attributable to shareholders	760	600	577	572	697	234	15	94
Basic earnings per share	$1.32	$1.04	$1.00	$0.99	$1.21	$0.41	$0.03	$0.16
Diluted earnings per share	$1.30	$1.02	$0.98	$0.97	$1.19	$0.40	$0.03	$0.16
Cash flow from operations	$1,464	$901	$1,408	$1,293	$1,490	$854	$339	$373

Note:

(1)	EBITDA is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

Gross profit in the fourth quarter from our steelmaking coal business unit was $638 million compared with $1.2 billion a year ago. Gross profit before depreciation and amortization in the fourth quarter declined by $522 million from a year ago, primarily due to a US$37 per tonne decrease in the average steelmaking coal price and partly due to lower sales volumes.

Fourth quarter production was 6.9 million tonnes, 4% below our record production in the same period a year ago. This strong performance was primarily attributable to higher available raw coal in the fourth quarter of 2016, which enabled us to respond to tight supply and robust demand after the downturn in the prior quarters. Mine productivity challenges at two of our smaller operations continued to affect our ability to access some coal reserves and contributed to the slightly lower production when compared to the same quarter a year ago.

Teck 2017 Management’s Discussion and Analysis

Fourth quarter sales of 6.4 million tonnes were 8% lower than a year ago and were negatively affected by two CP mainline derailments in November, coupled with underperformance at Westshore Terminals in the fourth quarter. Fourth quarter sales volumes in 2016 represented record volumes for that period.

Gross profit from our copper business unit for the quarter was $296 million compared with $52 million a year ago. Gross profit before depreciation and amortization increased by $199 million in the fourth quarter compared with a year ago. This was primarily due to higher copper production combined with higher realized copper and zinc prices, and additional zinc sales from Antamina as a result of continued strong zinc production during the quarter.

Copper production in the fourth quarter increased by 8% from a year ago primarily due to higher ore grades at Highland Valley Copper. As anticipated, production was affected by lower grades in the first half of 2017, which improved as the year progressed, with a strong finish in the final quarter. Our cash unit costs in the fourth quarter before by-products increased by 3% to US$1.77 per pound compared to US$1.72 per pound during the same period a year ago. Significantly higher production of zinc and molybdenum combined with substantially higher zinc prices resulted in cash unit costs after by-products decreasing to US$1.27 per pound compared to US$1.45 per pound during the same period last year.

Gross profit from our zinc business unit was $350 million in the fourth quarter compared with $348 million a year ago. Gross profit before depreciation and amortization increased by $17 million as higher zinc and lead prices were partially offset by lower zinc concentrate sales volumes and higher royalty expenses.

Refined zinc production at our Trail Operations was similar to the same period a year ago. At Red Dog, zinc production was 13% higher than in the same period a year ago as a year-end inventory correction was recorded during the fourth quarter of 2016 that reduced reported zinc production.

Our profit attributable to shareholders was $760 million, or $1.32 per share, in the fourth quarter compared with $697 million, or $1.21 per share, a year ago.

Cash flow from operations was $1.5 billion in the fourth quarter, the same as a year ago.

Outlook

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2017, $5.2 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Teck 2017 Management’s Discussion and Analysis

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Demand for our products remains strong and prices for our products have risen substantially during 2017 compared with a year ago, which has contributed additional revenues and cash flows. Production disruptions in the coal producing region of Australia caused by weather and other events in the past few years has also had an effect on available supplies and market prices. Variable growth rates in expanding the economies of China, India and other emerging markets have affected both demand and prices for some of our products. In addition, government policy changes, particularly in China, may have a significant positive or negative effect on the various products we produce. Price volatility will continue, but over the long term, the industrialization of emerging economies, as well as infrastructure replacement in developed economies, will continue to be a major factor in the demand for the commodities we produce.

While price volatility remains a significant factor in our industry, we have taken significant steps to insulate our company from its effects. We have improved operations, reduced unit costs and are now enjoying significant gross profit cash margins. We have strengthened our balance sheet and credit ratings by reducing debt, and we completed our capital-intensive Fort Hills project in early 2018. Further, the current supply and demand balance for our products is favourable. Combined, these factors provide a significant positive outlook for the company.

In December 2017, the U.S. enacted significant changes in its income tax laws, including a broad rate reduction, which we expect to result in a significant reduction in the effective tax rate applicable to our U.S. operations. At current levels of profitability, we generally expect that our effective U.S. tax rate will be reduced from the approximate 32% rate we have experienced recently to a range between 25% and 26%, and that this will reduce current taxes in the U.S. by approximately US$40 million per year.

The capitalization of interest ceases once major development projects reach commercial production. We expect our finance expense to increase substantially when Fort Hills reaches commercial production in 2018 as planned, partially offset by an increase in capitalized interest attributable to Quebrada Blanca Phase 2.

Commodity Prices and 2018 Production

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2018 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25, is as follows:

Teck 2017 Management’s Discussion and Analysis

	2018 Mid-Range Production Estimates(1)	Change	Estimated Effect of Change On Profit(2)	Estimated Effect on EBITDA(2)

US$ exchange		CAD$0.01	$ 53 million	$ 82 million

Steelmaking coal (000’s tonnes)	26,500	US$1/tonne	$ 19 million	$ 30 million

Copper (tonnes)	277,500	US$0.01/lb.	$ 5 million	$ 7 million

Zinc (tonnes)(3)	965,000	US$0.01/lb.	$ 10 million	$ 13 million

Notes:

(1)	All production estimates are subject to change based on market and operating conditions.
(2)	The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
(3)	Zinc includes 307,500 tonnes of refined zinc and 657,500 tonnes of zinc contained in concentrate.

The increase in our estimated foreign exchange sensitivity from previous estimates is primarily due to the effect of higher commodity prices, which are all denominated in U.S. dollars.

Our steelmaking coal production in 2018 is expected to be in the range of 26 to 27 million tonnes compared with 26.6 million tonnes produced in 2017. Our actual production will depend primarily on customer demand for deliveries of steelmaking coal. Depending on market conditions and the sales outlook, we may adjust our production plans.

Our copper production for 2018 is expected to be in the range of 270,000 to 285,000 tonnes compared with 287,300 tonnes produced in 2017. Copper production at Highland Valley Copper is expected to rise modestly as a result of slightly higher ore grades. Our share of production from Antamina is expected to remain similar to 2017 levels. Carmen de Andacollo’s production is anticipated to decline as lower copper grades are expected in 2018 and in future years.

Our zinc in concentrate production in 2018 is expected to be in the range of 645,000 to 670,000 tonnes compared with 658,700 tonnes produced in 2017. Red Dog’s production is expected to be approximately 535,000 tonnes, slightly lower than 2017 production levels. Our share of Antamina’s zinc production is expected to be similar to 2017 levels. Refined zinc production in 2018 from our Trail Operations is expected to be in the range of 305,000 to 310,000 tonnes compared with 310,100 tonnes produced in 2017.

Teck 2017 Management’s Discussion and Analysis

Guidance

Production Guidance

The table below shows our share of production of our principal products for 2017, our guidance for production in 2018 and our guidance for production for the following three years.

Units in 000’s tonnes (excluding steelmaking coal, molybdenum and bitumen)	2017	2018 Guidance	Three-Year Guidance 2019–2021

Principal Products
Steelmaking coal (million tonnes)	26.6	26–27	26.5–27.5
Copper(1) (2) (3)
Highland Valley Copper	93	95–100	120–140
Antamina	95	90–95	90–100
Carmen de Andacollo	76	63–68	60
Quebrada Blanca	23	20–24	–

	287	270–285	270–300

Zinc(1) (2) (4)
Red Dog	542	525–545	475-525
Antamina	84	85–90	90–100
Pend Oreille	33	35	–

	659	645–670	575–625

Refined zinc
Trail Operations	310	305–310	310–315
Bitumen (million barrels)(2) (5)
Fort Hills	n/a	7.5–9.0	14
Other Products
Lead(1)
Red Dog	111	95–100	85–100
Refined lead
Trail Operations	87	70	95–105
Molybdenum (million pounds)(1) (2)
Highland Valley Copper	9.2	5.0	4.0-5.0
Antamina	2.0	1.8	2.5–3.0

	11.2	6.8	6.5–8.0

Refined silver (million ounces)
Trail Operations	21.4	16–18	–

Notes:

(1)	Metal contained in concentrate.
(2)	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we own 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate equity interest in Antamina. We include 21.3% of production from Fort Hills, representing our estimated proportionate equity interest in Fort Hills.
(3)	Copper production includes cathode production at Quebrada Blanca.
(4)	Total zinc includes co-product zinc production from our copper business unit.
(5)	Guidance for Teck’s share of production in 2018 is at our estimated working interest of 21.3%. Guidance is based on Suncor’s outlook for 2018 Fort Hills production, which was provided at their previous working interest of 53.06%, and is 20,000 to 40,000 barrels per day in Q1, 30,000 to 50,000 barrels per day in Q2, 60,000 to 70,000 barrels per day in Q3, and 80,000 to 90,000 barrels per day in Q4. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project. Three-year production guidance is our share before any reductions resulting from major maintenance downtime.

Teck 2017 Management’s Discussion and Analysis

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q4 2017	Q1 2018 Guidance

Steelmaking coal (million tonnes)	6.4	6.3–6.5
Zinc (000’s tonnes)(1)
Red Dog	181	110

Note:

(1)  Metal contained in concentrate.

Unit Cost Guidance

The table below reports our unit costs for selected principal products for 2017 and our guidance for unit costs for selected principal products in 2018.

(Per unit costs — CAD$/tonne)	2017	2018 Guidance

Steelmaking coal(1)
Site cost of sales	$52	$56–60
Transportation costs	37	35–37

Unit cost of sales — CAD$/tonne	$89	$91–97

(Per unit cash costs — US$/pound)

Copper(2)
Total cash unit costs	$1.75	$1.80–1.90
Net cash unit costs after by-product margins	$1.33	$1.35–1.45
Zinc(3)
Total cash unit costs	$0.52	$0.50–0.55
Net cash unit costs after by-product margins	$0.28	$0.30–0.35

(Cash operating cost in CAD$/barrel)

Bitumen(4)
Cash operating cost	n/a	$35–40(4)

Notes:

(1)	Steelmaking coal unit costs are reported in Canadian dollars per tonne. Steelmaking coal unit cost of sales include site costs, transport costs, and other, and does not include deferred stripping or capital expenditures. See “Use of Non-GAAP Financial Measures” section for further information.
(2)	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper total cash costs after by-product margins include adjusted cash cost of sales, smelter processing charges and cash margin for by-products including co-products. Assumes a zinc price of US$1.55 per pound, a molybdenum price of US$12 per pound, a silver price of US$16.50 per ounce, a gold price of US$1,325 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. See “Use of Non-GAAP Financial Measures” section for further information.
(3)	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc total cash costs after by-product margins are mine costs including adjusted cash cost of sales, smelter processing charges and cash margin for by-products. Assumes a lead price of US$1.15 per pound, a silver price of US$16.50 per ounce and a Canadian/U.S. dollar exchange rate of $1.25. By-products include both by-products and co-products. See “Use of Non-GAAP Financial Measures” section for further information.
(4)	Bitumen unit costs are reported in Canadian dollars per barrel. Cash operating cost represents costs for the Fort Hills mining and processing operations and does not include the cost of diluent, transportation, storage and blending. Guidance for Teck’s cash operating cost in 2018 is based on Suncor’s outlook for 2018 Fort Hills cash operating costs per barrel of CAD$70–CAD$80 in the first quarter, CAD$40–CAD$50 in the second quarter, CAD$30–CAD$40 in the third quarter, and CAD$20–CAD$30 in the fourth quarter. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Production estimates for Fort Hills and estimates of Fort Hills cash operating costs could be negatively affected by delays in or unexpected events involving the ramp-up of production from the project. Bitumen cash operating costs is a non-GAAP financial measure.

Teck 2017 Management’s Discussion and Analysis

Capital Expenditure Guidance

The table below reports our capital expenditures for 2017 and our guidance for capital expenditures in 2018.

(Teck’s share in $ millions)	2017	2018 Guidance

Sustaining
Steelmaking coal(1)	$112	$275
Copper	126	180
Zinc	168	230
Energy(2)	34	40
Corporate	4	5

	$444	$730

Major Enhancement
Steelmaking coal	$55	$160
Copper	8	70
Zinc	15	95
Energy(2)	–	90

	$78	$415

New Mine Development
Copper(3)	$186	$185
Zinc	36	35
Energy(2)	877	195

	$1,099	$415

Subtotal
Steelmaking coal	$167	$435
Copper	320	435
Zinc	219	360
Energy(2)	911	325
Corporate	4	5

	$1,621	$1,560

Capitalized Stripping
Steelmaking coal	$506	$390
Copper	147	145
Zinc	25	25

	$678	$560

Total
Steelmaking coal	$673	$825
Copper	467	580
Zinc	244	385
Energy(2)	911	325
Corporate	4	5

	$2,299	$2,120

Notes:

(1)	For steelmaking coal, sustaining capital includes Teck’s share of water treatment charges of $3 million in 2017. Sustaining capital guidance includes Teck’s share of water treatment charges related to the Elk Valley Water Quality Plan, which are approximately $86 million in 2018. Steelmaking coal guidance for 2018 excludes $85 million of planned 2018 spending for port upgrades at Neptune Terminals, as Neptune Terminals is equity accounted on our balance sheet.
(2)	For energy, Fort Hills capital expenditures guidance is at our estimated working interest of 21.3%, and does not include any capitalized revenue and associated costs. Judgment is required in determining the date that property, plant and equipment is available for use at Fort Hills. Until such time, revenues and associated costs will be capitalized. Management expects this date to be in the first half of 2018. Major enhancement guidance for 2018 includes tailings management and new mine equipment at Fort Hills. New mine development guidance for 2018 includes expected spending at Fort Hills, assuming some further increase in our project interest and Frontier.
(3)	For copper, new mine development guidance for 2018 includes Quebrada Blanca Phase 2, Zafranal and San Nicolás.

A further discussion of our capital and other commitments is in Note 26 to our 2017 annual consolidated financial statements. We expect to fund our commitments from cash on hand and our credit facilities.

Teck 2017 Management’s Discussion and Analysis

Other Information

Carbon Pricing Policies and Associated Costs

Following the adoption of the Paris Agreement in 2015, the Provinces of B.C. and Alberta completed reviews of their climate change plans, including a re-examination of their primary carbon price policies, the carbon tax in B.C. and the Specified Gas Emitters Regulation in Alberta. In 2017, the Province of B.C. announced a planned increase to the carbon tax beginning in 2018, increasing by $5 per tonne of CO2-equivalent (CO2e) per year until reaching $50 per tonne of CO2e. At the same time, the B.C. government made a commitment to addressing impacts on emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and to minimize carbon leakage. In 2017, the Province of Alberta also consulted on the Carbon Competitiveness Incentive Regulation, the industry-specific carbon pricing policy set to replace the previous Specified Gas Emitters Regulation, which concluded in 2017.

In 2017, the Government of Canada continued its consultation on the national Pan-Canadian Framework that includes a national floor price on carbon. Canadian provinces have until 2018 to implement a carbon price, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

We will continue to assess the potential implications of the updated policies on our operations and projects.

In 2017, our most material carbon pricing policy impacts were related to B.C.’s carbon tax. For 2017, our seven B.C.-based operations incurred $52 million in provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas.

Financial Instruments and Derivatives

We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are marketable securities, commodity swap contracts, metal-related forward contracts, settlements receivable and payable, embedded debt prepayment options, and gold stream and silver stream embedded derivatives. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 28 to our 2017 annual consolidated financial statements.

Critical Accounting Estimates and Judgments

In preparing consolidated financial statements, management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates and judgments that are believed to be reasonable under the circumstances. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates and judgments are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. The judgments and other sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year are outlined below.

Teck 2017 Management’s Discussion and Analysis

Impairment Testing

Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally with assistance from third-party advisors when required. When market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine plans, operating costs, capital expenditures, discount rates, foreign exchange rates and inflation rates. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the income statement and the resulting carrying values of assets.

We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal CGU have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal and its value in use.

Below is an overview of our asset and goodwill impairment testing for the years ended December 31, 2017 and 2016.

Asset Impairments and Impairment Reversals

  Impairment (Impairment Reversal)

($ in millions)	2017	2016

Steelmaking coal CGU	$(207)	$–
Fort Hills oil sands project	–	222
Other	44	72

Total	$(163)	$294

Steelmaking Coal CGU

As at December 31, 2017, we recorded a pre-tax impairment reversal of $207 million (after-tax $131 million) related to one of the mines in our steelmaking coal CGU. The estimated post-tax recoverable amount of this mine was significantly higher than the carrying value. This impairment reversal arose as a result of changes in short-term and long-term market participant price expectations for steelmaking coal and expected future operating cost estimates included in our annual goodwill impairment testing.

Fort Hills Oil Sands Project

For the year ended December 31, 2017, we noted an impairment indicator at Fort Hills and the recoverable amount of the CGU was estimated.

Teck 2017 Management’s Discussion and Analysis

As at December 31, 2017, we did not record an impairment charge for our share of the Fort Hills oil sands project, as our estimated post-tax recoverable amount of $3.7 billion approximately equalled our carrying value.

As at December 31, 2016, we recorded a pre-tax impairment charge of $222 million (after-tax $164 million) within our property, plant and equipment balance related to our interest in Fort Hills. This was a result of our estimated post-tax recoverable amount of $2.5 billion being lower than our carrying value.

We performed impairment testing for Fort Hills in 2017 and 2016 as a result of an increase in development costs associated with the Fort Hills oil sands project.

Other

During the year ended December 31, 2017, we recorded other asset impairments of $44 million relating to Quebrada Blanca assets that will not be recovered through use and will not be used for Quebrada Blanca Phase 2.

During the year ended December 31, 2016, we recorded other asset impairments of $72 million, of which $46 million related to a project at our Trail Operations that will not be completed, and $26 million related to the Wintering Hills Wind Power Facility, which was sold in 2017.

Sensitivity Analysis

The recoverable amount of Fort Hills exceeded its carrying value and we did not record an impairment charge.

The recoverable amount of Fort Hills is most sensitive to changes in assumed Western Canadian Select (WCS) oil prices, the Canadian/U.S. dollar exchange rates and discount rates. The key inputs used in our determination of recoverable amounts interrelate significantly with each other and with our operating plans. For example, a decrease in long-term commodity prices would result in amendments to mine plans that would partially offset the effect of lower prices through lower operating and capital costs. It is difficult to determine how all of these factors would interrelate, but in estimating the effect of changes in these assumptions on fair values, we believe that all of these factors need to be considered together. A linear extrapolation of these effects becomes less meaningful as the change in assumption increases.

Ignoring these interrelationships, in isolation a US$1 decrease in the long-term WCS oil price would reduce the recoverable amount for Fort Hills by $140 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would reduce the recoverable amount by $50 million. A 25 basis point increase in the discount rate would reduce the recoverable amount by approximately $150 million.

Annual Goodwill Impairment Testing

In 2017, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described below.

Teck 2017 Management’s Discussion and Analysis

Sensitivity Analysis

Our annual goodwill impairment test carried out at October 31, 2017 resulted in the recoverable amount of our steelmaking coal CGU exceeding its carrying value by approximately $6.2 billion. The recoverable amount of our steelmaking coal CGU is most sensitive to the long-term Canadian dollar steelmaking coal price assumption. In isolation, a 14% decrease in the long-term Canadian dollar steelmaking coal price would result in the recoverable amount of the steelmaking coal CGU being equal to the carrying value.

The recoverable amount of Quebrada Blanca exceeded the carrying amount by approximately $1.2 billion at the date of our annual goodwill impairment testing. The recoverable amount of Quebrada Blanca is most sensitive to the long-term copper price assumption and the development timeline of Quebrada Blanca Phase 2 project. In isolation, a 6% decrease in the long-term copper price assumption or a 3.5-year delay in the development of the Quebrada Blanca Phase 2 project would result in the recoverable amount of Quebrada Blanca being equal to its carrying value.

Key Assumptions

The following are the key assumptions used in our asset impairment, asset impairment reversal and goodwill impairment analysis during the years ended December 31, 2017 and 2016:

	2017	2016

Steelmaking coal prices	Current price used in initial year, de-escalated to a long-term price in 2022 of US$140 per tonne	Current price used in initial year, de-escalated to a long-term price in 2021 of US$130 per tonne

Copper prices	Current price used in initial year, de-escalated to a long-term price in 2022 of US$3.00 per pound	Current price used in initial year, escalated to a long-term price in 2021 of US$3.00 per pound

Western Canadian Select (WCS) oil prices	Current price used in initial year, escalated to a long-term price in 2022 of US$57 per barrel	Current price used in initial year, escalated to a long-term price in 2021 of US$57 per barrel

Discount rate	5.2%–5.9%	5.5%–6.0%

Long-term foreign exchange rate	1 U.S. to 1.25 Canadian dollars	1 U.S. to 1.25 Canadian dollars

Inflation rate	2%	2%

Commodity Prices

Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates

Discount rates are based on a mining weighted average cost of capital for all mining operations and an oil sands weighted average cost of capital for the Fort Hills oil sands project. For the year ended December 31, 2017, we used a discount rate of 5.9% real, 8.0% nominal post-tax (2016 – 5.8% real, 7.9% nominal post-tax) for mining operations and goodwill. For the year ended December 31, 2017, we used a discount rate of 5.2% real, 7.3% nominal post-tax (2016–5.5% real, 7.6% nominal post-tax) for oil sands operations.

Teck 2017 Management’s Discussion and Analysis

Foreign Exchange Rates

Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants. Long-term foreign exchange assumptions are from year 2022 onwards for analysis performed in the year ended December 31, 2017, and are from year 2021 onwards for analysis performed in the year ended December 31, 2016.

Inflation Rates

Inflation rates are based on average historical inflation for the location of each operation and long-term government targets.

Reserves and Resources

Future mineral production is included in projected cash flows based on mineral reserve and resource estimates, and on exploration and evaluation work undertaken by appropriately qualified persons.

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which are generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are continuously subjected to ongoing optimization and review by management.

Recoverable Amount Basis

We estimate the recoverable amount of our CGUs on a fair value less costs of disposal (FVLCD) basis using a discounted cash flow methodology and taking into account assumptions likely to be made by market participants unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment and impairment reversal analysis performed in December 31, 2017 and 2016, we have applied the FVLCD basis.

Property, Plant and Equipment – Determination of Available For Use Date

Judgment is required in determining the date that property, plant and equipment is available for use. An asset is available for use when it is in the location and condition necessary to operate in the manner intended by management, and at that time, we commence depreciation of the asset and cease capitalization of borrowing costs. We consider a number of factors in making the determination of when an asset is available for use including, but not limited to, design capacity of the asset, production levels, capital spending remaining and commissioning status. The Fort Hills oil sands project produced first oil in January 2018. We expect the project to be available for use, as defined above, in the first half of 2018.

Joint Arrangements

We are a party to a number of arrangements in which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the

Teck 2017 Management’s Discussion and Analysis

arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being constructed, during its operating life and during the closure period. We may also consider other activities, including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors, and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement, or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement, and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. In such circumstances, we may consider the application of other facts and circumstances to conclude that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. We have applied the use of other facts and circumstances to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements are the provisions for output to the parties of the joint arrangements. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this, combined with other factors, gives us direct rights to the assets and obligations for the liabilities of these arrangements, proportionate to our ownership interests.

Streaming Transactions

When we enter into long-term streaming arrangements linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment of the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation. This assessment considers what the counterparty is entitled to, and the associated risks and rewards attributable to them over the life of the operation, including the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment, and any guarantee relating to the upfront payment if production ceases.

For our gold and silver streaming arrangements entered into in 2015, there is no guarantee associated with the upfront payment, and we have concluded that we have effectively disposed of the interest in the gold and silver mineral interests at Carmen de Andacollo and Antamina, respectively. Accordingly, we consider these arrangements a disposition of a mineral interest.

Teck 2017 Management’s Discussion and Analysis

When the ongoing payment we receive is based on future commodity prices at the date deliveries are made, this may be considered an embedded derivative. The valuation of embedded derivatives in these arrangements is an area of estimation and is determined using discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward curve prices, mine plans and discount rates. Changes in these assumptions could affect the carrying value of derivative assets or liabilities and the amount of unrealized gains or losses recognized in other operating income (expense).

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters as presented in National Instrument 43-101, Standards of Disclosure for Mineral Projects, or National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities, as applicable. These include assumptions with respect to production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, and capital and production costs and recoveries, among other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, in performing impairment testing, and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could change the carrying value of assets, depreciation and impairment charges recorded in the income statement, and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision (DRP) is based on future cost estimates, using information available at the balance sheet date. The DRP represents the present value of estimated costs for required future decommissioning and other site restoration activities. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows, and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected.

During the year ended December 31, 2017, we updated our cost estimates for water quality management in the Elk Valley, including post-closure water quality management costs, as outlined on pages 6 to 7. These updates have increased our DRP for water quality management at Teck Coal to $394 million, which is an increase of approximately $244 million compared to December 31, 2016. This increase in the DRP does not affect earnings, as the adjustment is recorded through our DRP asset, within property, plant and equipment. The DRP includes water quality management costs based on mining activities up to December 31, 2017 and does not incorporate future mining activities, as required by IFRS. The water quality management costs included in our DRP extend for periods up to 100 years and are discounted using a nominal discount rate of 6.82% as at December 31, 2017. The cash flow estimates are inflated at a rate of 2.00%.

Teck 2017 Management’s Discussion and Analysis

Current and Deferred Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse, particularly in regard to the utilization of the tax loss carryforwards. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required on the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

Adoption of New Accounting Standards and Accounting Developments

Accounting Developments

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is required.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15) as a result of a joint revenue project with the Financial Accounting Standards Board (FASB).

The new revenue standard introduces a single principles-based five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation, and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

The standard has an effective date of January 1, 2018. We are required to adopt the provisions of IFRS 15 on either a full or modified retrospective basis, and we will apply the full retrospective approach in restating our prior period financial information. This restated information will be disclosed in our financial statements for the first quarter ended March 31, 2018.

As at December 31, 2017, we have substantially completed our review and analysis of IFRS 15 and the effect on our financial statements. Based on our analysis, we do not expect the timing and amount of our

Teck 2017 Management’s Discussion and Analysis

revenue from product sales to be significantly different under IFRS 15. The only exception to this would be for steelmaking coal sales when we have a shipment that is partially loaded on a vessel at a reporting date. The performance obligation in these contracts is for the full parcel and accordingly, we cannot recognize revenue until the full parcel is loaded. This is a timing difference only and does not change the amount of revenue recognized for the full parcel. In our transition adjustments, this timing difference will result in the reversal of $61 million of revenue recognized in the year ended December 31, 2017. This revenue will be recognized in the first quarter ended March 31, 2018 under IFRS 15. We will also adjust our inventory and cost of sales associated with these sales, as required.

As part of our assessment of IFRS 15, we analyzed the treatment of freight services provided to customers subsequent to the transfer of control of the product sold. Under IFRS 15, in our view, these services represent performance obligations that should be recognized separately. For the performance obligation related to freight services, we have concluded that we are the principal to the shipping of product in our refined metal sales and concentrate sales contracts, and will continue to reflect the revenue in these arrangements on a gross basis. For certain of our steelmaking coal sales contracts, we have concluded that we are the agent to the ocean freight shipping of product due to the terms of the arrangement, and our revenue will be reported on a net basis for these arrangements. This change would reduce the revenue recognized for the year ended December 31, 2017, by approximately $76 million as a result of the presentation of steelmaking coal sales revenue net of ocean freight costs. There will be no effect on our gross profit, as these freight costs will be netted against revenue and not presented within cost of sales.

We have assessed the effects of IFRS 15 on our gold and silver streaming arrangements. At the date these transactions were completed, we accounted for the arrangements as the sale of a portion of our mineral interests at Antamina and Carmen de Andacollo, respectively. We did not recognize disposal gains on the transactions as a result of the requirements of the IFRS standards in effect at the dates of closing. We have concluded that under IFRS 15, the gain on these streaming transactions would have been recognized in full as control over the right to the silver or gold mineral interest transferred to the purchaser. Accordingly, we will recognize the deferred consideration of $755 million recorded on our balance sheet through equity on transition to IFRS 15 as at January 1, 2017, and will present our restated financial information in our first quarter financial statements as at March 31, 2018.

Financial Instruments

IFRS 9, Financial Instruments (IFRS 9), addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is

Teck 2017 Management’s Discussion and Analysis

recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

The new hedge accounting model in IFRS 9 aligns hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting, as long as the risk component can be identified and measured. The hedge accounting model includes eligibility criteria that must be met, but these criteria are based on an economic assessment of the strength of the hedging relationship. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities, and until the project is completed, the IASB has provided a policy choice for entities to either apply the hedge accounting model in IFRS 9 or IAS 39 in full. Additionally, there is a hybrid option to use IAS 39 to account for macro hedges only and to use IFRS 9 for all other hedges.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We have concluded that this standard will not have a material effect on our financial statements.

We have made the irrevocable classification choice to record fair value changes on our current portfolio of investments in other comprehensive income. This election will result in a reclassification of a $41 million loss from our retained earnings to accumulated other comprehensive income (loss), all within equity, on January 1, 2018.

We have also completed a review of our expected credit losses on our trade receivables. We do not expect to record an adjustment relating to the implementation of the expected credit loss model for our trade receivables as the expected credit losses are not considered material, based on our review at the time of transition. We have implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9.

We have elected not to adopt the hedging requirements of IFRS 9 as at January 1, 2018.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which eliminates the classification of leases as either operating or finance leases for a lessee. Under IFRS 16, all leases are considered finance leases and will be recorded on the balance sheet. The only exemptions to this classification will be for leases that are 12 months or less in duration or for leases of low-value assets. The requirement to record all leases as finance leases under IFRS 16 will increase lease assets and lease liabilities on an entity’s financial statements. IFRS 16 will also change the nature of expenses relating to leases, as the straight-line lease expense previously recognized for operating leases will be replaced with depreciation expense for lease assets and finance expense for lease liabilities. IFRS 16 includes an overall disclosure objective and requires a company to disclose (a) information about lease assets and expenses and cash flows related to leases, (b) a maturity analysis of lease liabilities, and (c) any additional company-specific information that is relevant to

Teck 2017 Management’s Discussion and Analysis

satisfying the disclosure objective. IFRS 16 is effective from January 1, 2019. We are currently assessing and quantifying the effect of this standard on our financial statements. On the transition date of January 1, 2019, we expect to recognize additional leases on our consolidated balance sheet, which will increase our debt and property, plant and equipment balances. As a result of recognizing additional finance leases, we expect a reduction in our cost of sales, as operating lease expense will be presented as depreciation expense and finance expense.

Outstanding Share Data

As at February 13, 2018, there were 565.7 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were 22 million employee stock options outstanding, with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments, and the terms of their conversion, is set out in Note 23 to our 2017 consolidated financial statements.

Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total

Principal and interest payments on debt	$ 374	$ 720	$ 1,745	$ 8,444	$ 11,283
Operating leases(1)	93	107	72	327	599
Capital leases	51	80	54	554	739
Minimum purchase obligations(2)
Concentrate, equipment, supply and other purchases	835	165	47	52	1,099
Shipping and distribution	451	616	550	1,164	2,781
Energy contracts	149	324	508	4,891	5,872
NAB PILT and VIF payments(7)	33	74	70	64	241
Pension funding(3)	28	–	–	–	28
Other non-pension post-retirement benefits(4)	14	33	36	372	455
Decommissioning and restoration provision(5)	83	102	91	1,568	1,844
Other long-term liabilities(6)	50	94	24	26	194
Project commitments for Fort Hills	196	–	–	–	196

Total	$ 2,357	$ 2,315	$ 3,197	$ 17,462	$ 25,331

Notes:

(1)	We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million for the next 15 years and US$6 million for the following seven years and are subject to deferral and abatement for force majeure events.
(2)	The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)	As at December 31, 2017, the company had a net pension asset of $242 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2018 in respect of defined benefit pension plans is $28 million. The timing and amount of additional funding after 2018 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
(4)	We had a discounted, actuarially determined liability of $455 million in respect of other non-pension post-retirement benefits as at December 31, 2017. Amounts shown are estimated expenditures in the indicated years.
(5)	We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 5.32% and 6.82% and an inflation factor of 2.00%.
(6)	Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)	In April 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost, less accumulated depreciation. This agreement expires on December 31, 2025. In April 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2018–2025 having minimum payments of $4 million and maximum payments of $8 million. The agreement expires on December 31, 2025.

Teck 2017 Management’s Discussion and Analysis

Disclosure Controls and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2017.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2017, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net-debt to net-debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash-

Teck 2017 Management’s Discussion and Analysis

generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Cash unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information, as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average LME prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the LME.

The adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper and zinc operations are defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization, as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper and zinc, we also deduct the costs of by-products and co-products. For zinc operations, we also deduct royalty costs. Total cash unit costs include the smelter and refining allowances added back in when determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper and zinc in order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co-product and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net-debt to net-debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe that they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and have been applied on a consistent basis as appropriate. We disclose these measures because we believe that they assist readers in understanding the results of our operations and financial position; they are also meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Teck 2017 Management’s Discussion and Analysis

  Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Per share amounts)	2017	2016

Earnings per share	$4.34	$1.80
Add (deduct):
Debt repurchase (gains) losses	0.28	(0.07)
Debt prepayment option gain	(0.06)	(0.15)
Asset sales and provisions	(0.05)	(0.09)
Foreign exchange (gains) losses	(0.01)	(0.08)
Collective agreement charges	0.05	0.07
Break fee in respect of Waneta Dam sale	0.04	–
Environmental provisions	0.10	–
Asset impairments (reversals)	(0.17)	0.38
Tax and other items	(0.07)	0.05

Adjusted earnings per share	$4.45	$1.91

Reconciliation of Net Debt to EBITDA Ratio

	2017	2016

Profit attributable to shareholders	$2,509	$1,040
Finance expense net of finance income	212	338
Provision for income taxes	1,438	587
Depreciation and amortization	1,467	1,385

EBITDA	$5,626	$3,350

Total debt at period end	$6,369	$8,343
Less: cash and cash equivalents at period end	(952)	(1,407)

Net debt	$5,417	$6,936

Debt to EBITDA ratio	1.1	2.5
Net Debt to EBITDA ratio	1.0	2.1

  Reconciliation of EBITDA and Adjusted EBITDA

($ in millions)	2017	2016

Profit attributable to shareholders	$2,509	$1,040
Finance expense net of finance income	212	338
Provision for income taxes	1,438	587
Depreciation and amortization	1,467	1,385

EBITDA	$5,626	$3,350
Add (deduct):
Debt repurchase (gains) losses	216	(49)
Debt prepayment option (gains) losses	(51)	(113)
Asset sales and provisions	(35)	(67)
Foreign exchange (gains) losses	(5)	(46)
Collective agreement charges	41	64
Break fee in respect of Waneta Dam sale	28	–
Environmental provisions	81	–
Asset impairments (reversals)	(163)	294
Tax and other items	(41)	35

Adjusted EBITDA	$5,697	$3,468

Teck 2017 Management’s Discussion and Analysis

  Reconciliation of Gross Profit Before Depreciation and Amortization

($ in millions)	2017	2016	2015

Gross profit	$4,629	$2,396	$1,279
Depreciation and amortization	1,467	1,385	1,366

Gross profit before depreciation and amortization	$6,096	$3,781	$2,645

Reported as:
Steelmaking coal	$3,769	$2,007	$906

Copper
Highland Valley Copper	213	268	449
Antamina	670	409	412
Quebrada Blanca	50	24	(19)
Carmen de Andacollo	222	86	86
Duck Pond	–	–	(3)
Other	(1)	1	6

	$1,154	$788	$931

Zinc
Trail Operations	209	241	205
Red Dog	971	749	600
Pend Oreille	19	–	(9)
Other	(26)	(6)	9

	$1,173	$984	$805

Energy	$–	$2	$3

Gross profit before depreciation and amortization	$6,096	$3,781	$2,645

Teck 2017 Management’s Discussion and Analysis

Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Cost of sales as reported	$3,108	$2,765
Less:
Transportation	(978)	(919)
Depreciation and amortization	(725)	(628)
Inventory write-down	–	(5)
Collective agreement charge	–	(49)

Adjusted cash cost of sales	$1,405	$1,164

Tonnes sold (millions)	26.8	27.0

Per unit costs — CAD$/tonne
Adjusted cash cost of sales	$52	$43
Transportation	37	34
Collective agreement charge	–	2

Cash unit costs — CAD$/tonne	$89	$79

US$ amounts
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.33
Per unit costs — US$/tonne(1)
Adjusted cash cost of sales	$40	$32
Transportation	28	26
Collective agreement charge	–	2

Cash unit costs — US$/tonne	$68	$60

Note:

(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

Teck 2017 Management’s Discussion and Analysis

  Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Revenue as reported	$2,400	$2,007
By-product revenue (A)(1)	(378)	(187)
Smelter processing charges	180	208

Adjusted revenue	$2,202	$2,028

Cost of sales as reported	$1,782	$1,817
Less:
Depreciation and amortization	(536)	(598)
Inventory reversal (write-down)	(12)	23
Labour settlement charges	(15)	(15)
By-product cost of sales (B)(1)	(54)	(28)

Adjusted cash cost of sales	$1,189	$1,199

Payable pounds sold (millions) (C)	604.4	695.6
Adjusted per unit cash costs — CAD$/pound
Adjusted cash cost of sales	$1.97	$1.72
Smelter processing charges	0.30	0.30

Total cash unit costs — CAD$/pound (D)	$2.27	$2.02
Cash margin for by-products — CAD$/pound ((A–B)/C)(1)	(0.54)	(0.23)

Net cash unit cost CAD$/pound(2)	$1.73	$1.79

US$ amounts
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.33
Adjusted per unit costs – US$/pound(3)
Adjusted cash cost of sales	$1.52	$1.30
Smelter processing charges	0.23	0.22

Total cash unit costs — US$/pound	$1.75	$1.52
Cash margin for by-products — US$/pound(1)	(0.42)	(0.17)

Net cash unit costs — US$/pound	$1.33	$1.35

Notes:

(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated with our streaming transactions.
(2)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb. equivalent.

Teck 2017 Management’s Discussion and Analysis

  Zinc Unit Cost Reconciliation (mining operations — (1))

(CAD$ in millions, except where noted)	Year ended December 31, 2017	Year ended December 31, 2016

Revenue as reported	$3,496	$3,147
Less: Trail Operations revenues as reported	(2,266)	(2,049)
Other revenues as reported	(8)	(7)
Add back: Inter-segment as reported	635	430

	$1,857	$1,521
By-product revenues (A)(2)	(400)	(341)
Smelter processing charges	339	363

Adjusted revenue	$1,796	$1,543

Cost of sales as reported	$2,529	$2,317
Less: Trail Operations cost of sales as reported	(2,135)	(1,871)
Other costs as reported	(34)	(13)
Add back: Inter-segment as reported	635	430

	995	863
Less:
Depreciation and amortization	(128)	(91)
Royalty costs	(412)	(282)
By-product cost of sales (B)(2)	(77)	(91)

Adjusted cash cost of sales	$378	$399

Payable pounds sold (millions) (C)	1,060.9	1,189.2
Adjusted per unit costs — CAD$/pound
Adjusted cash cost of sales	$0.35	$0.34
Smelter processing charges	0.32	0.30

Total cash unit costs — CAD$/pound	$0.67	$0.64
Cash margin for by-products - CAD$/pound ((A–B)/C)(2)	(0.30)	(0.21)

Net cash unit cost CAD$/pound(3)	$(0.37)	$0.43

US$ amounts
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.33
Adjusted per unit costs — US$/pound(4)
Adjusted cash cost of sales	$0.27	$0.25
Smelter processing charges	0.25	0.23

Total cash unit costs — US$/pound	$0.52	$0.48
Cash margin for by-products - US$/pound(2)	(0.24)	(0.16)

Net cash unit cost US$/pound	$0.28	$0.32

Notes:

(1)	Red Dog and Pend Oreille.
(2)	By-products includes both by-products and co-products.
(3)	Net cash unit cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization and royalty costs.
(4)	Average period exchange rates are used to convert to US$/lb. equivalent.

Teck 2017 Management’s Discussion and Analysis

  Quarterly Reconciliation

($ in millions)	2017				2016

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Profit attributable to shareholders	$760	$600	$577	$572	$697	$234	$15	$94

Finance expense, net of finance income	39	39	58	76	82	86	82	88

Provision for income taxes	408	355	330	345	395	119	47	26

Depreciation and amortization	373	395	358	341	387	365	324	309

EBITDA	$1,580	$1,389	$1,323	$1,334	$1,561	$804	$468	$517

Teck 2017 Management’s Discussion and Analysis

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document, include estimates, forecasts and statements as to management’s expectations with respect to, among other things, anticipated future production at our business units, products and individual operations (including our long-term production guidance), cost and spending guidance for our business units and individual operations, production and sales forecasts for our products and operations, our expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of coal contracts with customers), forecast capital expenditures and capital spending, mine lives and the expected life of our various operations, expected prices and demand for our products, expected receipt of regulatory approvals and timing thereof, expected receipt of pre-feasibility studies, feasibility studies and other studies and the timing thereof, plans and expectations for our development projects, including resulting increases in forecast operating costs and costs of product sold, expected production, expected progress, planned activities, costs and outcomes of our various projects and investments, including, but not limited to, those described in the discussions of our operations, the effect of currency exchange rates and commodity price changes, our strategies and objectives, our expectations for the general market for our commodities, future trends for the company, expectation that the Baldy Ridge Extension mining will extend the current life of Elkview and increase its production of high-quality coal and timing of first coal release, expectation that the Swift area mining at Fording will sustain the operations’ current production levels in the future, timing and cost of Line Creek AWTF modifications, Elk Valley Water Quality Plan spending guidance, including projected 2018 capital spending and other capital spending guidance, expected operating costs associated with the Plan, timing of AWTF construction and projected number of AWTFs required, expectations regarding the additional treatment steps associated with the water quality plan and related benefits, operating cost increase guidance associated with the Plan, potential for saturated fills to reduce capital and operating costs associated with active water treatment, our expectation that will be able to increase total production at our Elk Valley operations to compensate for the closure of Coal Mountain and will increase the mine lives of our other operations, amount of lost production at Elkview and cost to repair the dryer, anticipated mine life for our operations, expectation that Neptune can expand operations to over 18.5 million tonnes per year and improve the global competitiveness and responsiveness of our steelmaking coal production portfolio long-term, expectation that steelmaking coal production from 2019 to 2021 is expected to be higher than 2018, anticipated benefits and timing of our ball mill project at Highland Valley, the statement that there is potential to extend cathode production at Andacollo past 2018, expectations regarding the Quebrada Blanca Phase 2 project, including expectations regarding capacity, mine life, reserve and resources, regulatory approvals, projected expenditures and timing of any development decision in respect thereof, expected spending and activities on our Project Satellite properties, the anticipated benefits of the Red Dog mill upgrade project and the associated timing and cost, the timing of closing of the sale of Waneta Dam and expectation that the sale of Waneta Dam will close, the potential to expand the Pend Oreille mine life, benefits of the new acid plant at our Trail Operations and the timing thereof, the expected timing and amount of production at the Fort Hills oil sands mining and processing operation capital costs and our expected share of capital cost to complete the Fort Hills project, expectation that Fort Hills will achieve 90% capacity by the end of 2018, Fort Hills anticipated production rate and

Teck 2017 Management’s Discussion and Analysis

capacity, our expectations regarding the adequacy of our Fort Hills related logistic arrangements, expectations regarding our ultimate interest in Fort Hills, timing expectations regarding the Frontier review and permitting process as well as anticipated cost to achieve first commercial production, reserve and resources estimates, the statement that Aktigiruq is one of the world’s top undeveloped zinc deposits, the availability of our credit facilities, sources of liquidity and capital resources, statements regarding the impact and sensitivity of our annual profit attributable to shareholders and EBITDA to changes in exchange rates and commodity prices, our expectation that we will fund our commitments from cash on hand and our credit facilities, expectations regarding our dividend policy, including that an annual base dividend will be declared and paid, impact of carbon pricing policies and associated costs, expected impact of United States (U.S.) tax reform, projections and sensitivities under the heading “Commodity Prices and 2018 Production”, all guidance appearing in this document appearing in this documentation including but not limited to the production, sales, unit cost and capital expenditure guidance under the heading “Guidance”, including our estimate of reduction in current taxes, forecast and demand and market outlook for commodities and our products. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business, regulatory and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production, and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation, including rail and port services, for our products, our ability to obtain permits for our operations and expansions, and our ongoing relations with our employees, business partners and joint venturers. Assumptions regarding the Elk Valley Water Quality Plan include assumption that additional treatment will be effective at scale, and that the technology and facilities operate as expected., as well as additional assumptions discussed under the heading “Steelmaking Coal — Elk Valley Water Management” and in the footnotes to our Guidance section. Assumptions regarding Quebrada Blanca Phase 2 are based on current project assumptions and the final feasibility study. Assumptions regarding Fort Hills are based on the approved project development plan and the assumption that the project will be developed and operated in accordance with that plan, assumptions regarding the performance of the plant and other facilities at Fort Hills and the operation of the project. Statements regarding our share of expected capital costs are also based on our current interest in the project. Statements regarding Aktigiruq assume that future geological works will support, and be consistent with, the Aktigiruq exploration results. Assumptions regarding the impact of U.S. tax reform include assumptions regarding profitability of our U.S. operations and there being no negative regulatory developments in the implementation of the U.S. tax reforms. Assumptions regarding the impact of foreign exchange and commodity prices are based on 2018 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.25. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default.

Teck 2017 Management’s Discussion and Analysis

The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign or domestic governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations (including but not limited to port, rail and other logistics providers), changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the related capital project to be completed as currently anticipated. Our Fort Hills project is not controlled by us and construction and production schedules may be adjusted by our partners. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Management’s Discussion and Analysis — Steelmaking Coal — Elk Valley Water Management”. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Closing of the Waneta Dam transaction depends on approvals from third-parties that we do not control and if all required approvals are not received in a timely manner, the timing and ability to close will be jeopardized. Further Aktigiruq exploration might not support or be consistent with the Aktigiruq exploration target results.

Statements concerning future production costs or volumes, and the sensitivity of the company’s profit to changes in commodity prices and exchange rates, are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2017, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Teck 2017 Management’s Discussion and Analysis

Scientific and technical information regarding our material mining projects in this annual report was approved by Mr. Rodrigo Alves Marinho, P.Geo., an employee of Teck. Mr. Marinho is a qualified person, as defined under National Instrument (NI) 43-101.

Contingent Resource Disclosure

The contingent bitumen resources at Frontier have been prepared by Sproule Unconventional Limited, a qualified resources evaluator, in accordance with the guidelines set out in the Canadian Oil and Gas Evaluation Handbook. The Sproule estimates of contingent resources have not been adjusted for risk based on the chance of development (85% chance of development risk). There is uncertainty that any of these resources will be commercially viable to produce any portion of the resources. Contingent bitumen resources are defined for this purpose as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The entire contingent bitumen resources for Frontier oil sands mine are sub-classified into the development pending project maturity sub-class as extensive pre-development work has been completed. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that the Frontier project will produce any portion of the volumes currently classified as contingent resources. The primary contingencies that currently prevent the classification of the contingent resources disclosed above for the Frontier project as reserves include project economics due to the uncertainty in oil price and uncertainty in exchange rate; uncertainties around receiving regulatory approval to develop the project; potential issues regarding social licence for oil sands mining generally and climate change policy costs. In addition, there would be a need for approval of a decision to proceed to construction of the project by Teck. The Frontier project is based on a development study. The recovery technology at Frontier is expected to be a paraffinic froth treatment process. The total cost required to achieve first commercial production has been estimated by the resources evaluator at $16.2 billion.

Teck 2017 Management’s Discussion and Analysis